Filed Pursuant to Rule 424(b)(5)
File No. 333-196195

PROSPECTUS SUPPLEMENT

To prospectus dated June 30, 2014

U.S.$1,250,000,000

Republic of Panama

4.000% Global Bonds due 2024

The Republic of Panama (the “Republic” or “Panama”) will pay interest on the 4.000% Global Bonds due 2024 (the “global bonds”) on March 22 and September 22 of each year, commencing on March 22, 2015. The global bonds will mature on September 22, 2024. The global bonds are direct, unconditional and general obligations of Panama and will rank equally with Panama’s existing and future indebtedness, but Panama will not have any obligation to effect equal or ratable payment or payments at any time with respect to any such other indebtedness and, in particular, will have no obligation to pay other indebtedness at the same time or as a condition of paying sums due on the global bonds and vice versa. See “Description of Global Bonds—Status of the Global Bonds” in this prospectus supplement. Panama has pledged its full faith and credit for the due and punctual payment of all obligations of Panama in respect of the global bonds.

Panama may, at its option, redeem the global bonds, in whole or in part, before maturity, on not less than 30 nor more than 60 days’ notice on the terms described under “Description of the Global Bonds—Optional Redemption” in this prospectus supplement. The bond holders will not be entitled to the benefit of any sinking fund.

The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Republic’s outstanding Public External Indebtedness issued prior to January 28, 2004. Under these provisions, which are described in the sections entitled “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus, the Republic may amend the payment provisions of the global bonds and certain other terms with the consent of the holders of 75% of the outstanding aggregate principal amount of the global bonds.

Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have such global bonds admitted to trading on the Euro MTF Market.

See “Risk Factors” on page S-12 for a discussion of factors you should consider before investing in the global bonds.

This prospectus supplement together with the prospectus dated June 30, 2014 constitutes a prospectus for the purpose of the Luxembourg Law on prospectuses for securities dated July 10, 2005.

Neither the United States Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The global bonds will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company, or DTC, for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York, on or about, September 22, 2014.

	Per Global Bond	Total
Public Offering Price(1)	99.275%	U.S.$	1,240,937,500
Underwriting Discount	0.065%	U.S.$	812,500
Proceeds to the Republic of Panama	99.210%	U.S.$	1,240,125,000

(1)	Plus accrued interest, if any, from September 22, 2014.

BofA Merrill Lynch	Citigroup

The date of this prospectus supplement is September 15, 2014

Panama has only provided you with the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone to provide you with different information. Panama is not making an offer of the global bonds in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus as supplemented by this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic of Panama, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein together contain all information with respect to Panama and the global bonds that is material in the context of the offering of the global bonds, and that such information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that, to the best of Panama’s knowledge and belief, there are no other facts the omission of which would make any such information or the expression of any such opinions and intentions materially misleading. Panama accepts responsibility accordingly.

Panama has only provided or incorporated by reference information in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone else to provide you with any other information. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Panama has previously filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Panama’s economic, fiscal or political circumstances may have changed since such dates. Later information that Panama files with the SEC updates and supersedes earlier information that is filed.

Panama is not offering to sell or soliciting offers to buy any securities other than the global bonds offered under this prospectus supplement and the accompanying prospectus, nor is Panama offering to sell or soliciting offers to buy the global bonds in places where such offers are not permitted by applicable law.

The global bonds described in this prospectus supplement are debt securities of Panama being offered under Registration Statement Nos. 333-163050 and 333-196195 filed with the SEC under the U.S. Securities Act of 1933, as amended (collectively, the “registration statement”); the accompanying prospectus is part of the registration statement. The accompanying prospectus provides you with a general description of the securities that Panama may offer, and this prospectus supplement contains specific information about the terms of this offering and the global bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents contain information regarding Panama, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto and the documents incorporated therein by reference contain additional information about Panama and the global bonds. All such documents may be inspected at the office of the SEC. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “U.S.$” or “$” in this prospectus supplement are to U.S. dollars.

References to the “Republic” or “Panama” are to the Republic of Panama.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. See “Underwriting” in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

Panama has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Panama’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Panama undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Panama cautions you that many factors could affect the future performance of the Panamanian economy. These factors include, but are not limited to:

•	interest rates in the United States and financial markets outside Panama;

•	political or governmental developments in Panama;

•	unintended consequences resulting from the implementation of economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the occurrence of natural disasters.

SOVEREIGN IMMUNITY

Panama is a foreign sovereign state. Consequently, your ability to sue and enforce judgments against Panama may be limited. For more information, see “Jurisdiction and Enforcement” in the accompanying prospectus.

CERTAIN LEGAL RESTRICTIONS

The distribution of materials relating to the offering of the global bonds, and the transactions contemplated by the offering, may be restricted by law in certain jurisdictions. If materials relating to the offering of the global bonds come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the offering of the global bonds do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and either of the Underwriters, or any affiliate of either Underwriter, is a licensed broker or dealer in that jurisdiction, the offering of the global bonds shall be deemed to be made by such Underwriter or such affiliate on behalf of Panama in that jurisdiction.

SUMMARY

This summary should be read as an introduction to this prospectus supplement and the accompanying prospectus. Any decision to invest in the global bonds by an investor should be based on consideration of this prospectus supplement and the accompanying prospectus as a whole.

The Issuer

Overview

Panama is located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean, and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast.

As of December 31, 2013, Panama had an estimated population of 3.8 million and a population density of 51.9 people per square kilometer. The Panama Province, the Republic’s largest province, is estimated to have comprised 51.7% of Panama’s total population, and the Colón Province, located at the northern terminus of the Panama Canal, is estimated to have comprised 7.0% of the total population, at that date.

Government

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially appointed Ministers, who constitute the Cabinet. The President and the Vice President are each elected by direct, universal suffrage for a term of five years. The President and the Vice President may not be reelected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the Vice President would succeed to the presidency.

National legislative power is vested in the National Assembly, referred to as the Assembly, Panama’s unicameral legislative body. The number of electoral circuits, each comprising an average of approximately 57,000 persons, determines the number of legislators; the Assembly currently has 71 seats. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice, referred to as the Supreme Court.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into 10 provinces and three territories. In each province, executive power is exercised by a governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

On May 4, 2014 Panama held general elections for the posts of president, members of the Assembly and other regional posts. The incumbent vice-president, Juan Carlos Varela, was elected President with 39.08% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President Varela took office on July 1, 2014. In the Assembly, 30 seats belong to Cambio Democrático, 25 seats belong to the Partido Revolucionario Democrático (PRD), 12 seats belong to the Partido Panemeñista, two seats belong to the Partido Molirena, one seat belongs to Partido Popular and one representative has no party affiliation. There are 71 seats in the Assembly. There are 14 representative who currently cannot take a seat in the Assembly due to disputes before the Electoral Tribunal for actions taken in the May 4, 2014 election.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2009 through 2013:

	2009(R)	2010(R)	2011(R)	2012(P)	2013(P)
Economic Data:
GDP (millions, nominal dollars)	$25,925	$28,814	$33,271	$37,956	$42,648
GDP (millions, constant dollars)(2)	$23,970	$25,373	$28,106	$30,986	$33,573
GDP (% change, constant dollars)(2)	4.0%	5.9%	10.8%	10.2%	8.4%
Service Sector (% change, constant dollars)(2)(3)	5.1%	6.6%	10.3%	8.4%	5.9%
Other (% change, constant dollars)(2)(4)	0.2%	3.3%	12.3%	16.8%	16.4%
GDP Per Capita (constant dollars)(2)	$6,658	$6,929	$7,548	$8,181	$8,719
Population (millions)	3.60	3.66	3.72	3.79	3.85
CPI—Period Average (% change)	2.4%	3.5%	5.9%	5.7%	4.0%
Unemployment	6.6%	6.5%	4.5%	4.1%	4.1%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$6,125	$6,874	$7,762	$9,013	$9,909
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$6,378	$7,385	$8,465	$9,564	$11,128
Overall Surplus (Deficit) (millions)	$(253)	$(512)	$(703)	$(551)	$(1,219)
As % of Current GDP	(1.0)%	(1.8)%	(2.1)%	(1.5)%	(2.9)%
Central Government Surplus (Deficit) (millions)	$(357)	$(683)	$(1,108)	$(1,029)	$(1,789)
As % of Current GDP	(1.4)%	(2.4)%	(3.3)%	(2.7)%	(4.2)%
Public Debt (at December 31):
Internal Debt (millions)	$822	$1,191	$1,904	$3,483	$3,453
External Debt (millions)	$10,150	$10,438	$10,910	$10,782	$12,231
Public Debt (as % of Current GDP)
Internal Debt	3.2%	4.1%	5.7%	9.2%	8.1%
External Debt	39.2%	36.2%	32.8%	28.4%	28.7%
Total Public Debt (millions)	$10,972	$11,629	$12,814	$14,265	$15,684
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$12,038	$12,675	$16,926	$18,872	$17,505
Imports (c.i.f.) Goods(6)(7) (millions)	$(14,218)	$(17,218)	$(24,143)	$(25,413)	$(24,256)
Merchandise Trade Balance(7) (millions)	$(2,180)	$(4,543)	$(7,217)	$(6,541)	$(6,751)
Current Account Surplus(7) (Deficit) (millions)	$(179)	$(2,765)	$(4,993)	$(3,816)	$(4,806)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$153	$289	$(420)	$93	$943
Total Official Reserves (at December 31) (millions)	$2,643	$2,173	$1,772	$2,137	$2,412

(R)	Revised figures.
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 2007 constant dollars.
(3)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the Colón Free Trade Zone (or the “CFZ”), the Panama Canal, transportation and communications, public utilities and other services.
(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the fifth edition of the Balance of Payments Manual prepared by the IMF.

Sources: Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

The Global Bonds

Issuer	Republic of Panama.

Securities Offered	4.000% Global Bonds due 2024.

Aggregate Principal Amount	U.S.$1,250,000,000.

Maturity Date	September 22, 2024.

Issue Price	U.S.$992.75 per U.S.$1,000 principal amount plus accrued interest, if any, from September 22, 2014.

Interest Rate	4.000% per annum, computed on the basis of a 360-day year, consisting of twelve 30-day months.

Interest Payment Dates	Semi-annually in arrears on March 22 and September 22 of each year. The first interest payment date for the global bonds will be on March 22, 2015 and such payment will include interest from September 22, 2014.

Use of Proceeds	The net proceeds from the sale of the global bonds will be approximately U.S.$1,239,989,000 after deduction of the underwriting discount and the net expenses payable by Panama, estimated to be $136,000. Panama will use the proceeds to fund 2014 budgetary expenditures and may use a portion for pre-funding of the 2015 budget.

Collective Action Clauses	The global bonds will be designated Collective Action Securities and, as such, contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to Panama’s outstanding Public External Indebtedness issued prior to January 28, 2004. These provisions are commonly referred to as “collective action clauses”. Under these provisions, Panama may amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the outstanding aggregate principal amount of the global bonds. See “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Redemption or Sinking Fund	The global bonds will be subject to redemption at the option of Panama before maturity. See “Description of the Global Bonds—Optional Redemption” in this prospectus supplement. The global bonds will not be entitled to the benefit of any sinking fund.

Status

The global bonds will constitute, direct, unconditional and general obligations of Panama, and the global bonds will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama, but Panama will have no obligation to effect equal or ratable payment or payments at any time with respect to any such other indebtedness and, in particular, will have no obligation to pay other indebtedness at the same time or as a condition of paying sums due on the Notes and vice versa. Panama has pledged its full faith and credit for the due and punctual payment of principal of and interest on the bonds and all other amounts due and payable under the global bonds. See “Description of the Global Bonds—Status of the Global Bonds” in this prospectus supplement.

Denominations	The global bonds will be issued in denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Risk Factors	Risk factors relating to the global bonds:

•	The price at which the global bonds will trade in the secondary market is uncertain.

•	The global bonds will contain provisions that permit Panama to amend the payment terms without the consent of all holders.

•

The global bonds specify that while the global bonds will rank equally with Panama’s other existing and future indebtedness, Panama shall have no obligation to effect equal or ratable payment(s) at any time to the holders of the global bonds in proportion to payments made with respect to any other indebtedness.

•

Recent United States federal court decisions in New York create uncertainty regarding the meaning of ranking provisions and could potentially reduce or hinder the ability of sovereign issuers, including Panama, to restructure their debt.

Risk factors relating to Panama:

•	Panama is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

•	Certain economic risks are inherent in any investment in an emerging market country such as Panama.

•	Panama’s U.S. dollar monetary arrangements impose constraints on fiscal and monetary policies and on its ability to finance deficits.

•	An adverse change in Panama’s debt-to-GDP ratio could increase the burden of servicing Panama’s debt.

•

Panama’s economy remains vulnerable to external shocks, including the recent global economic crisis and those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Panama’s economic growth and its ability to service its public debt.

Further Issues	From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. See “Description of the Global Bonds—Further Issues of the Bonds” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Form	The global bonds will be represented by one or more book-entry securities in fully registered form, without coupons, and are and will be registered in the name of, and deposited with a custodian for, DTC. Beneficial interests in the global bonds will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the global bonds will be issued in definitive form. See “Description of the Global Bonds—Definitive Bonds” in this prospectus supplement.

Book-Entry System	Upon the issuance of the global bonds as book-entry securities, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the global bonds represented by the book-entry securities to the accounts of institutions (“DTC participants”) that have accounts with DTC or its nominee that the underwriter designates. Ownership of beneficial interests in the book-entry securities will be limited to DTC participants or persons that may hold interests through DTC participants. Ownership of beneficial interests in the book-entry securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and on the records of DTC participants (with respect to interests of persons other than DTC participants). Investors may elect to hold interests in the global bonds through any of DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), if they are participants of such systems, or indirectly through organizations which are participants in such systems.

Fiscal Agent	The global bonds will be issued pursuant to a fiscal agency agreement, dated as of September 26, 1997, as amended as of September 4, 2003, between Panama and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the Panama and United States tax consequences associated with the global bonds, see “Taxation—Panama Taxation” and “—United States Federal Income Taxation” in this prospectus supplement and “Debt Securities—Tax Withholding; Payment of Additional Amounts” in the accompanying prospectus. Investors should consult their own tax advisors in determining the non-U.S., U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Payment of Principal and Interest	Principal of and interest on the bonds and any other amounts due with respect to the bonds will be payable in U.S. dollars or other legal tender of the United States. As long as the global bonds are in the form of book-entry securities, payment of principal and interest to investors will be made through the facilities of DTC.

Negative Pledge	The global bonds will contain certain covenants, including restrictions on the incurrence of certain Liens. See “Debt Securities—Negative Pledge” in the accompanying prospectus.

Events of Default	The global bonds will contain events of default the occurrence of which may result in the acceleration of Panama’s obligations under the global bonds prior to maturity upon notice by holders of at least 25% of the aggregate principal amount of the aggregate of the outstanding global bonds. See “Description of the Global Bonds—Default; Acceleration of Maturity” in this prospectus supplement.

Governing Law	The global bonds will be governed by the laws of the State of New York except with respect to their authorization and execution, which will be governed by the laws of the Republic of Panama.

Listing	Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have such global bonds admitted to trading on the Euro MTF Market.

Security Identifiers	ISIN: US698299BD54

Common Code: 111287791

CUSIP: 698299 BD5

RISK FACTORS

This section describes certain risks associated with investing in the global bonds. You should consult your financial and legal advisors about the risk of investing in the global bonds. Panama disclaims any responsibility for advising you on these matters.

Risk Factors Relating to the Global Bonds

The price at which the global bonds will trade in the secondary market is uncertain.

Panama has been advised by the underwriters that they intend to make a market in the global bonds but are not obligated to do so and may discontinue market making at any time without notice. Application will be made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for the global bonds. The price at which the global bonds will trade in the secondary market is uncertain. In addition, Government-related entities in Panama may, from time to time, purchase a portion of the global bonds, further reducing the amount of global bonds outstanding and reducing the liquidity of the secondary markets for the global bonds.

The global bonds will contain provisions that permit Panama to amend the payment terms without the consent of all holders.

The global bonds will contain provisions regarding acceleration and voting on future amendments, modifications and waivers, which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the global bonds may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the outstanding aggregate principal amount of the global bonds. See “Description of the Global Bonds—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

The global bonds specify that while the global bonds will rank equally with Panama’s other existing and future indebtedness, Panama shall have no obligation to effect equal or ratable payment(s) at any time to the holders of the global bonds in proportion to payments made with respect to any other indebtedness.

In ongoing litigation in federal courts in New York captioned NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the equal payment obligation clause in bonds issued by Argentina prevents Argentina from making payments in respect of certain performing bonds issued in a restructuring of Argentina’s debt unless it makes pro rata payments on defaulted debt that ranks pari passu with the performing bonds.

If Panama were to breach the equal ranking clause set forth in the “Description of Global Bonds—Status of the Global Bonds” in this prospectus supplement, you may be able to accelerate your global bonds, but you would not be entitled to payment in an equal proportion to payments made on Panama’s other indebtedness.

Recent United States federal court decisions in New York create uncertainty regarding the meaning of ranking provisions and could potentially reduce or hinder the ability of sovereign issuers, including Panama, to restructure their debt.

In ongoing litigation in federal courts in New York captioned NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by Argentina prevents Argentina from making payments in respect of certain performing bonds issued in a restructuring of Argentina’s debt unless it makes pro rata payments on defaulted debt that ranks pari passu with the performing bonds and has upheld the use of equitable remedies to enforce that decision. The U.S. Supreme court declined to hear an appeal of the decision.

Panama believes and always has intended that the equal ranking clause appearing in other securities previously issued by Panama would permit it to redeem or to make principal and interest payments in respect of some of its external debt without making ratable payments in respect of other external debt. Panama cannot predict whether or in what manner the courts will apply the NML decision to the equal ranking clause in Panama’s other bonds, whether similar equitable relief would be granted or whether the decisions of bondholders voting on any debt restructuring or distressed debt management transactions that may occur will be affected. See “Debt Securities—Default,” “—Acceleration of Maturity,” —Collective Action Securities” and “—Meetings and Amendments—Voting; Quorum (Collective Action Securities)” in the accompanying prospectus, which appears in three quarters of Panama’s outstanding securities Under certain scenarios Panama may be hindered in its ability to make non-pro-rata payments in respect of restructured debt exchanged for its other indebtedness, which may in turn have a material impact on Panama’s ability to effect a restructuring of its indebtedness.

Risk Factors Relating to Panama

Panama is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Panama is a foreign sovereign state. As a result, it may be difficult or impossible for investors to obtain or enforce judgments against Panama, whether in an investor’s own jurisdiction or elsewhere. See “Jurisdiction and Enforcement” in the accompanying prospectus.

Certain economic risks are inherent in any investment in an emerging market country such as Panama.

Investing in an emerging market country such as Panama carries economic risks. These risks include many different factors that may affect Panama’s economic results, including the following:

•	interest rates in the United States and financial markets outside Panama;

•	changes in economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	risks arising from revenue concentration among major industry sectors, such as transport, tourism and financial services;

•	hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the occurrence of natural disasters.

Any of these factors, as well as volatility in the markets for securities similar to the global bonds, may adversely affect the liquidity of, and trading markets for, the global bonds. See “Forward-looking Statements” in this prospectus supplement.

Panama’s U.S. dollar monetary arrangements impose constraints on fiscal and monetary policies and on its ability to finance deficits.

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Although the absence of a printed national currency and the general absence of domestic budgetary financing through the banking system (other than from 1987 to 1989) reduce the risk of runaway inflation, they do impose constraints on fiscal and monetary policy, particularly for responding to external shocks, that are not present in countries that can finance their deficits by printing local currency through central banks that can act as lender of last resort. Panama’s non-financial public sector balance for 2009 registered a deficit of approximately $253.3 million (or 1.0% of nominal GDP). In 2010, Panama’s non-financial public sector balance registered a deficit of $511.7 million (or 1.8% of nominal GDP). In 2011, Panama’s non-financial public sector balance registered a deficit of $703.1 million (or 2.1% of nominal GDP). In 2012, Panama’s non-financial public sector balance registered a deficit of $550.6 million (or 1.5% of nominal GDP). In 2013, Panama’s non-financial public sector balance registered a deficit of $1,219.4 million (or 2.9% of nominal GDP). For the six month period ended June 30, 2014, Panama’s non-financial public sector balance recorded an estimated deficit of $1,510.5 million (or 3.2% of estimated nominal GDP). Future deficits could result in an increase in Panama’s debt, which could in turn have an adverse effect on Panama’s ability to service its debt.

An adverse change in Panama’s debt-to-GDP ratio could increase the burden on servicing Panama’s debt.

For the fiscal year ended December 31, 2009, Panama’s ratio of total gross public sector debt to GDP was 42.3%. In 2010, Panama’s gross public debt to GDP ratio was 40.4% and in 2011 was 38.5%. Panama’s gross public debt to GDP ratio was 37.6% in 2012 and 36.8% in 2013. Any significant increase in Panama’s gross public sector debt-to-GDP ratio could have an adverse effect on Panama’s ability to service its debt. See “Recent Developments—The Economy” in this prospectus supplement.

Panama’s economy remains vulnerable to external shocks, including the recent global economic crisis and those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Panama’s economic growth and its ability to service its public debt.

Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of, or relationships with, any of Panama’s major trading partners could adversely affect Panama’s economic growth. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Panama could be adversely affected by negative economic or financial developments in other emerging market countries. Panama is also vulnerable to external developments due to its reliance on foreign creditors.

Economic growth slowed for fiscal year 2009, with real GDP growth of 4.0% for 2009 as compared to real GDP growth of 9.1% for 2008, due in part to the impact of the global economic crisis on the Panamanian economy. The United States, Panama’s main trading partner and the main source of customers of the Panama Canal, experienced a marked deceleration of economic activity during this time. In 2010, high economic growth resumed, measured by a real GDP growth rate of 5.9%. This trend continued in 2011 and 2012, with real GDP growth rates of 10.8% and 10.2%, respectively. Economic growth slowed for fiscal year 2013, with real GDP growth of 8.4% for 2013 because of a slowdown in the activity of the Colón Free Zone and reduced transits through the Canal. As of March 31, 2014, the nominal GDP for year 2014 is estimated to grow 11.3%. There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Panama. In addition, there can be no assurance that these events will not adversely affect Panama’s economy, its ability to raise funding in the external debt markets in the future or its ability to service its public debt.

INCORPORATION BY REFERENCE

The SEC allows Panama to incorporate by reference some information that Panama files with the SEC. Panama can disclose important information to you by referring you to those documents. Panama’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Exhibit D to Panama’s annual report on Form 18-K for the year ended December 31, 2012, filed with the SEC on September 30, 2013, as amended by Amendment No. 1 thereto filed on Form 18-K/A with the SEC on March 27, 2014, Amendment No. 2 thereto filed on Form 18-K/A with the SEC on May 27, 2014 and Amendment No. 3 thereto filed on Form 18-K/A with the SEC on June 27, 2014, and as may be further amended from time to time, is considered part of and incorporated by reference in this prospectus supplement and the accompanying prospectus. You may also obtain copies of documents incorporated by reference, free of charge, at the office of the Luxembourg paying agent specified on the inside back cover of this prospectus supplement.

For purposes of Commission Regulation (EC) No. 809/2004, any information not listed in the cross reference table but included in the documents incorporated by reference is given for information purposes only:

EC No. 809/2004, as amended by EC No. 1289/2008 Item	Annual Report on Form 18-K for 2012

Issuer’s position within the governmental framework	“The Republic of Panama—Form of Government and Political Parties” on pages D-9 to D-10 of Exhibit D

Geographic location and legal form of the issuer	“The Republic of Panama” on pages D-8 to D-11 of Exhibit D

Recent events relevant to the issuer’s solvency	“The Panamanian Economy—Reforms and Development Programs” and “—Economic Performance—2008 Through 2012” on pages D-13 to D-25 of Exhibit D

Structure of the issuer’s economy	“Structure of the Panama Economy” on pages D-26 to D-32, “The Panama Canal” on pages D-33 to D-38, “The Colón Free Zone” on page D-39 and “Financial System” on pages D-51 to D-59 of Exhibit D

Gross domestic product	“The Panama Economy” on pages D-22 to D-25 of Exhibit D

Panama’s political system and government	“The Republic of Panama—Form of Government and Political Parties” on pages D-9 to D-10 of Exhibit D

Tax and budgetary systems of the issuer	“Public Finance—Central Government Budget” and “—Taxation” on pages D-45 to D-46 and D-46 to D-47 of Exhibit D

Gross public debt of the issuer	“Public Sector Debt” on pages D-68 to D-74 of Exhibit D

Foreign trade and balance of payments	“Foreign Trade and Balance of Payments” on pages D-60 to D-67 of Exhibit D

Foreign exchange reserves	“Public Finance—International Reserves” on page D-50 of Exhibit D

Financial position and resources	“Public Finance” on pages D-45 to D-50 of Exhibit D

Income and expenditure figures and 2012 Budget and 2013 Budget	“Public Finance—Central Government Budget” on pages D-45 to D-46 of Exhibit D

USE OF PROCEEDS

The net proceeds from the sale of the global bonds will be approximately U.S.$1,239,989,000, after deduction of underwriting discount and expenses payable by Panama, estimated to be U.S.$136,000. Panama intends to use the net proceeds of the offering to fund 2014 budgetary expenditures and a portion may be used for pre-funding of the 2015 budget.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2012 on Form 18-K filed with the SEC on September 30, 2013, as amended by Amendment No. 1 thereto on Form 18-K/A filed with the SEC on March 27, 2014, Amendment No. 2 thereto on Form 18-K/A filed with the SEC on May 27, 2014 and Amendment No.3 thereto on Form 18-K/A filed with SEC on June 27, 2014. To the extent the information in this section is inconsistent with the information contained in such annual report the information in this section replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Presentation of Economic and Other Information

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide a more accurate depiction of the economy given its dynamism. Data for the Colón Free Zone (CFZ) and the Panama Canal has not yet been published using the new base year.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (GFSM 1986). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (SNA 1993); however, with the recent change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN SNA 2008. Balance of payments statistics are prepared in accordance with the fifth edition of the IMF Balance of Payments Manual (BPM5).

Open unemployment figures are no longer presented. Unemployment figures are now used.

Government

On May 4, 2014 Panama held general elections for the posts of president, members of the Assembly and other regional posts. The incumbent vice-president, Juan Carlos Varela, was elected President with 39.08% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President Varela took office on July 1, 2014. In the Assembly, 30 seats belong to Cambio Democrático, 25 seats belong to the Partido Revolucionario Democrático, 12 seats belong to the Partido Panemeñista, two seats belong to the Partido Molirena, one seat belongs to Partido Popular and one representative has no party affiliation. There are 71 seats in the Assembly. There are 14 representative who currently cannot take a seat in the Assembly due to disputes before the Electoral Tribunal for actions taken in the May 4, 2014 election.

On December 3, 2013, then presidential candidate Varela announced the priorities of his administration in a Plan for the El Pueblo Primero Alliance. The Plan includes, among other initiatives, implementation of price controls on basic foods, in order to reduce the cost of living, and initiatives to maintain the growth of the Panamanian economy through public investment projects, such as a plan to provide potable water nationwide; to construct Metro lines 2 and 3 to San Miguelito and East and West Panama City; to construct 500 kilometers of new highways, 15 health centers and four hospitals; and to increase the coverage of the irrigation system from 20% to 40% of all cultivated land. The Plan also calls for new rules to increase transparency in the government and to reduce corruption and cronyism.

The Social and Fiscal Responsibility Regime established by Law No. 34 of 2008 (referred to as the Social Fiscal Responsibility Law) requires the new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. The Law also establishes that during the last six months of a government’s term, the government cannot use more than 50% of the operating expenses within the general budget. The Law does not, however, impose a limitation on debt service.

The preliminary fiscal deficit of the Non-Financial Public Sector for the first six months of 2014 was approximately U.S.$1.5 billion. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, establishes a Non-Financial Public Sector deficit ceiling of 2.7% of nominal GDP projected in the budget for the fiscal year.

The Assembly adopted the fiscal year 2014 budget based on a projected GDP of approximately U.S.$ 49.0 billion. The corresponding fiscal deficit permitted under the Social and Fiscal Responsibility Law is approximately U.S.$1.3 billion.

While the preliminary deficit for the first half of 2014 alone exceeded the annual limit permitted by Law, compliance with the Social and Fiscal Responsibility Law is only assessed against the actual year-end results. Due to the seasonality of revenue receipts and year-end dividend payments, fiscal results expressed as a percentage of GDP have historically improved by the end of the fiscal year.

The Non-Financial Public Sector deficit for the six-month period ended on June 30, 2014, exceeded the result registered for the same period of the previous fiscal year by U.S.$696.4 million. Total Non-Financial Public Sector expenditure on current and capital expenditures increased by U.S.$744.7 million (13.6%), while total revenue increased by U.S.$68.7 million (1.5%). On the expenditure side, capital expenses totaled U.S.$2.7 billion for the first six months of 2014, a U.S.$512.9 million (23.7%) increase compared to the same period of 2013 and current expenses amounted to U.S.$3.1 billion, a U.S.$217.7 million (7.5%) increase with respect to the period ended on June 30, 2013. Tax revenue registered a decrease of $21.8 million (0.9%) during the first six months of 2014, while non-tax revenue reached U.S.$770.9 million, a U.S.$214.3 million increase (38.5%) for the same period. Capital revenue recorded a decrease of U.S.$100.8 million (92.1%) during the same time frame.

As of June 30, 2014, the Assembly had approved modifications to the budget in the form of supplemental spending authorizations totaling more than U.S.$600.0 million for fiscal year 2014: U.S.$333.6 million related to capital expenditure and U.S.$274.9 million to current expenses. The electric power subsidy scheme was not revised in time for inclusion in the budget adopted by the Assembly and the Government estimates there was a disbursement of an additional amount of as much as U.S.$175.0 million for this subsidy account in the first half of 2014. The Government has postponed the adjustment on the electric power rate until January 2015. The subsidy for freezing the electric power rate is estimated at $475.0 million for fiscal year 2014.

Government estimates show that total revenue of the Non-Financial Public Sector for the fiscal year may fall short of the budgeted figure by approximately U.S.$532.0 million, mainly due to an overestimate in revenues related to the sale of land and reverted properties of U.S.$125.0 million, a decrease in the projected direct contributions from the Panama Canal Authority (PCA) of U.S.$129.0 million and a decline in tax revenue of U.S.$278.0 million.

On September 2, 2014, pursuant to Cabinet Resolution No. 152, the Executive approved an approximately $590 million expenditure reduction plan for 2014, consisting of reductions of $100 million in current expenditures and $490 million in the investment budget. The plan calls for a freeze on new hiring. The projects that will suffer budget cuts are those that have not yet started and those with low priority.

The plan does not affect the debt service budget. The Government is committed to reducing the deficit in light of the 2014 ceiling of the Social and Fiscal Responsibility Law. At this time, the Government estimates that the expenditure reduction plan would not, by itself, accomplish the goal of meeting the Fiscal and Social Responsibility Law target and that the deficit may fall within a range of 3.7%-4.2% of GDP. At a point in the fourth quarter of 2014 when the year-end deficit can be projected with more precision, the Government plans to request the Assembly to increase the 2014 deficit ceiling, but not the deficit ceiling for future years. No assurance can be given that Panama will be able to meet the deficit through its cost cutting measures or that the Cabinet and Assembly will approve a modification of the deficit ceiling if such modification is requested. The Fiscal and

Social Responsibility Law provides that five senior economic officials of the Republic, including the Minister of Economy and Finance and the Comptroller General, will be responsible if the deficit ceiling is exceeded, but does not currently specify what responsibility entails or contain any institutional consequences for non-compliance. The Varela administration is considering proposing to the Assembly legislation to make the deficit ceiling more enforceable.

On August 5, 2014, as part of its legislative oversight function, the Assembly summoned Gioconda Torres de Bianchini, Comptroller General of the Republic, to appear before the Assembly to address questions about alleged cost overruns in public contracts, the elimination of ex ante control in certain public entities and other issues. The Comptroller General testified on August 19 and 20, 2014. Following her testimony the Panamenista and PRD party members in the Assembly reached an agreement on the terms of a criminal referral for investigation for possible prosecution for breach of her duties as a public official. On September 2, 2014, the referral was transmitted to the Judicial Branch and forwarded to the Office of the Public Prosecutor, which has jurisdiction pursuant to article 348 of the Judicial Code. The Comptroller General’s term expires on December 31, 2014, according to Assembly Resolution No. 82 of 2009. The Assembly does not have the power to remove the Comptroller. In the case of a vacancy in the office, whether by the expiration of the term or otherwise, the Assembly has the power to nominate a new Comptroller General, subject to ratification by the Executive.

In March 2014, the ENA Este Trust issued U.S.$212 million senior secured notes as part of financing for the construction of the phase IIB toll road, also referred to as ENA Este. ENA Este is an expansion of the Corredor Norte toll road which will effectively connect with the Panamerican Highway, itself connected to the Corredor Sur toll road. Principal construction began in March 2012 and is expected to end in October 2014.

Panama signed three contracts with subsidiaries of Finmeccanica, S.p.A. in 2010, within the framework of a Memorandum of Understanding signed with the Government of Italy. Panama alleges that it has discovered serious deficiencies in the performance of one of the contracts, which is for radar equipment purchased from Selex Sistemi Integrati, S.p.A. (“Selex”) for a coastline surveillance system. The Government, through the Ministry of Security, has demanded that Selex overhaul seven installed radar systems and that tests be conducted to ensure that the systems comply with the performance specifications in the contract. If Selex is unable to overhaul the systems, Panama has demanded the installation of new equipment. If Selex does not, Panama intends to pursue its legal remedies.

In June 2014, the contract with Selex was amended to extend the project delivery date to December 31, 2015. In the meantime, the Government will not accept new invoices from Selex until there has been demonstrated performance of the equipment. Notwithstanding the situation involving Selex, as of August 2014, the Government has disbursed euros 53.5 million in connection with the contract with Selex, including payment of certain related international financing arrangements supporting the contracts with Selex and the other Finmeccanica, S.p.A. subsidiaries.

In light of several months of press reports of alleged corruption and corruption trials in Italy against the certain high level executives of Finmeccanica, S.p.A., the Public Ministry will perform an investigation to determine whether there was corruption in the three contracts signed with subsidiaries of Finmeccanica, S.p.A.

In June 2014, the Financial Action Task Force (FATF), an intergovernmental body developing and promoting policies to combat money laundering and terrorist financing, placed Panama on its list of jurisdictions with strategic anti-money laundering (AML) and combating terrorism financing (CFT) deficiencies, also commonly referred to as the grey list. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Accion Financiera de Sudamerica to address its strategic AML/CFT deficiencies. Panama will work on implementing its action plan to address these deficiencies, including by: (1) adequately criminalizing money laundering and terrorist financing; (2) establishing and implementing an adequate legal framework for freezing terrorist assets; (3) establishing effective measures for customer due diligence in order to enhance transparency; (4) establishing a fully operational and effectively functioning financial intelligence unit; (5) establishing suspicious transaction reporting requirements for all financial institutions and designated non-financial businesses and professions; and (6) ensuring effective mechanisms for international cooperation. If Panama follows the recommended FATF plan, it believes it will eligible to be removed from the grey list in 2015.

Recent Government Initiatives

Law 56 of September 17, 2013 created the Treasury Single Account (TSA), an official bank account, administered by the Ministry of Economy and Finance, in which all public revenues will be deposited and from which payment of the obligations of public institutions will be made. Implementation of the TSA remains subject to the issuance of required regulations by the Ministry of Economy and Finance.

The TSA will include institutions from the Central Government, decentralized institutions and non-financial public enterprises, and will exclude State universities, municipalities, public financial institutions, the PCA and Caja de Seguro Social (CSS), and certain public enterprises such as Empresa Nacional de Autopistas (ENA).

This initiative is intended to allow for greater efficiency, transparency and security in the administration of public funds. Implementation of the TSA is intended to lead to the modernization of the Treasury, the standardization of operating procedures, the generation of timely and reliable information regarding balances and financial availability of the National Treasury and an increase in liquidity and in the efficiency of the management of public funds. It is expected that the TSA will become an essential tool for consolidating and managing the Government’s cash resources, thereby reducing borrowing needs and costs.

Law 90 of November 7, 2013 created the Cold Chain National Markets Company (Mercados Nacionales de la Cadena de Frio, S.A.), which is a public sector company that will have the responsibility to promote, construct and manage the network of wholesale and retail national markets and the Cold Chain Integrated Logistics System, as well as other initiatives that contribute to the improvement of the supply chain and distribution of food products. The objective of this company is to provide support to the nation’s farmers and increase the availability of domestically grown food products to consumers across the country. The company’s stock will be 100% owned by the State. The State will contribute to the new company the existing cold chain infrastructure developed through previous budgetary allocations. The company will finance further development, as well as operations, through fees for services and the incurrence of debt through loans from domestic and foreign public and private sector financial institutions and bond issuances. Financing operations up to $300,000 will require shareholder approval; above that amount and up to $3.0 million will require the approval of the National Economic Council (CENA); and above U.S.$3.0 million will require the approval of the Cabinet. The Executive branch will be represented in the shareholders assembly through the Ministry of Economy and Finance; and on the Board of Directors through a representative from the Ministry of Agricultural Development and a representative from the Ministry of Economy and Finance.

Law 109 of November 25, 2013 created Metro de Panama, S.A., which is a public company in charge of planning, promoting, managing and executing the Metro system. The company’s stock will be 100% owned by the State. The first line of the Metro was inaugurated on April 5, 2014 and currently links Los Andes County with the City Center. The Government is initiating the bidding process for the proposed construction of the second Metro line. Metro line 2 will provide service to 500,000 inhabitants of east Panama City and will have a direct connection to Metro line 1. Once operational, the line is expected to initially be able to transport 15,000 passengers per hour with the ability to transport more than 30,000 passengers per hour in the future.

Executive Decree 741 of December 4, 2013, raised the minimum wage in the public sector to $400 per month. Executive Decree 182 of December 30, 2013 raised the minimum wage per hour in the private sector to a range of $1.38 per hour to $3.85 per hour, depending on the region, type of economic activity, type of profession and size of the employer companies.

Law 119 of December 30, 2013 created a new province within the political division of Panama, Panama Oeste, that was segregated from the Panama Province. The capital city of Panama Oeste is La Chorrera, and the province is comprised of the districts of Arraijan, Capira, Chame, La Chorrera and San Carlos.

Executive Decree No.165 of July 1, 2014, established temporary price caps on 22 products that are part of the family food basket. The measure became effective on July 7, 2014 for a six-month period. It applies throughout the national territory except for Darien province and the island territories (which may be subject to a later determination under the Decree). Thirteen items are assigned a maximum price and nine are assigned both a maximum price and a maximum gross margin of sale, ranging from 10% to 15%. As to each of those nine items, the retailer has the obligation to sell at least one brand at the maximum price and the rest of the brands at the maximum gross margin of sale. The Decree creates a Price Adjustment Commission, comprised of the Ministers of Commerce and Industry, Agricultural Development and Economy and Finance, which will evaluate price adjustment requests from companies or producers’ associations. This Commission may adjust prices on the regulated products in response to market conditions. Retailers that offer the remaining 28 products that are part of the family food basket that are listed in the Decree are required to give advance notice to the Authority for Consumer Protection and Defense of Competition (ACODECO) of any increase in the retail price of any of these products.

The Economy

Economic Performance in 2013. In 2013, Panama’s real GDP grew by an estimated 8.4% compared to 10.2% in 2012. Inflation, as measured by the average CPI, was 4.0% in 2013. The unemployment rate maintained its level from 2012 (4.1%). As of March 31, 2014, the estimated nominal GDP for year 2014 is $47,459.0 million, an 11.3% growth compared to preliminary nominal GDP for year 2013.

Mining activities increased 31.4% in 2013, compared to 2012, reflecting a contribution of 1.3% to GDP, due to increased extraction of raw materials, mainly sand and stone, in response to increased demand by the construction industry, and by increased volumes of gold and silver extraction activities. The construction sector grew by 29.8% in 2013, compared to 2012, primarily due to the execution of large-scale public and private infrastructure projects such as the Panama Metro, the Panama Canal expansion project and residential and non-residential buildings. The contribution of the construction industry to GDP increased from 11.1% in 2012, to 13.3% in 2013. The financial intermediation sector grew by 9.6% in 2013, compared to 2012, representing a contribution of 7.6% to GDP in 2013, at the same level as in 2012, primarily due to a strong performance of the International Banking Center as well as increased banking commissions and other revenues.

The transportation, storage and telecommunications sector grew by an estimated 6.1% in 2013, compared to 2012 (contributing 18.6% to estimated GDP in 2013, compared to 19.0% in 2012) due to increased volumes of passengers using Tocumen International Airport, benefiting from Panama’s growth as a regional hub. The public utilities sector grew by 3.1% in 2013, compared to 2012, representing a contribution of 2.6% to GDP in 2013, a decrease from the level recorded in 2012 of 2.7%. In 2013, primary activities increased an estimated 10.5% from 2012. Agriculture sector output increased 1.8% in 2013 over 2012, and represented 2.6% of GDP in 2013, compared to 2.7% in 2012. This increase is due to exports of non-traditional products, such as pineapples and watermelons, and growth in local demand for sugar cane and bananas. Fisheries registered an increase of 15.2%, due to the higher number of commercial species caught and increases in exports of by-products of industrial fishing, shrimp and tuna.

The manufacturing sector grew 2.7% in 2013, compared to 2012 (contributing 5.1% to GDP in 2013, compared to 5.3% in 2012) due to an increase in the production of cement, concrete and non-alcoholic beverages.

The Central Government’s current savings for 2013 registered a surplus of $1.95 billion (4.6% of nominal GDP), compared to a surplus of $1.90 billion in 2012 (5.0% of nominal GDP). The Government’s overall deficit increased from $1.0 billion in 2012 (2.7% of nominal GDP) to a deficit of $1.8 billion in 2013 (4.2% of nominal GDP). In 2013, Panama’s non-financial public sector balance registered a deficit of $1.2 billion (or 2.9% of nominal GDP), an increase from a deficit of $550.6 million (or 1.5% of nominal GDP) in 2012.

The following table sets forth Panama’s principal price indicators for each of the years 2009 through 2013:

Inflation

(percentage change from previous period)

	2009	2010	2011	2012	2013
Annual Percentage Change:
Consumer Price Index	2.4%	3.5%	5.9%	5.7%	4.0%
Wholesale Price Index:
Imports	(14.1)	6.9	17.1	5.2	(1.9)
Industrial products	0.6	0.9	6.7	4.0	2.2
Agricultural products	8.6	1.9	3.3	5.4	4.0
All products	(6.7)	3.9	11.9	4.7	0.1

Source: Office of the Comptroller General and Ministry of Economy and Finance.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2009 to 2013:

Gross Domestic Product

	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Gross Domestic Product (millions of dollars in constant prices)(1)	$23,970.1	$25,372.8	$28,105.5	$30,985.5	$33,573.5
% Change over Previous Year	4.0%	5.9%	10.8%	10.2%	8.4%
Gross Domestic Product (millions of dollars in nominal prices)	$25,925.1	$28,814.1	$33,270.5	$37,956.2	$42,648.1
% Change over Previous Year	4.2%	11.1%	15.5%	14.1%	12.4%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Primary Activities:
Agriculture	$749.9	$764.4	$808.2	$847.5	$863.1
Fisheries	256.0	150.7	118.7	122.7	141.3
Mining	198.6	213.1	252.7	325.5	427.7
Total	$1,204.5	$1,128.2	$1,179.6	$1,295.6	$1,432.1

Industrial Activities:
Manufacturing	$1,563.1	$1,596.0	$1,650.3	$1,655.1	$1,699.8
Construction	2,114.6	2,255.5	2,671.9	3,438.1	4,463.7
Total	$3,677.7	$3,851.5	$4,322.2	$5,093.2	$6,163.5

Services:
Public utilities	$932.2	$756.1	$901.8	$836.4	$862.2
Commerce, restaurants and hotels	4,939.6	5,438.3	6,193.7	6,712.0	6,972.4
Transportation, storage and communications	4,165.5	4,713.4	5,295.2	5,892.5	6,253.2
Financial intermediation	1,969.9	2,011.1	2,164.0	2,341.4	2,566.8
Real estate	3,474.7	3,662.7	3,892.6	4,267.5	4,613.6
Other services	3,187.6	3,317.1	3,508.7	3,754.1	3,947.3
Total	$18,669.6	$19,898.8	$21,956.0	$23,803.9	$25,215.4

Plus Import Taxes(2)	1,025.9	1,124.9	1,311.5	1,502.3	1,525.3
Less Imputed Banking Services	(607.6)	(630.5)	(663.8)	(709.5)	(762.9)
Gross Domestic Product	$23,970.1	$25,372.8	$28,105.5	$30,985.5	$33,573.5

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Primary Activities:
Agriculture	(11.6)%	(1.9)%	5.7%	4.9%	1.8%
Fisheries	(3.7)%	(41.2)%	(21.2)%	3.4%	15.2%
Mining	4.6%	7.3%	18.6%	28.8%	31.4%
Total	(7.6)%	(6.3)%	4.6%	9.8%	10.5%

Industrial Activities:
Manufacturing	(0.9)%	2.1%	3.4%	0.3%	2.7%
Construction	4.2%	6.7%	18.5%	28.7%	29.8%
Total	2.0%	4.7%	12.2%	17.8%	21.0%

Services:
Public utilities	36.5%	(18.9)%	19.3%	(7.3)%	3.1%
Commerce, restaurants and hotels	1.9%	10.1%	13.9%	8.4%	3.9%
Transportation, storage and communications	9.0%	13.2%	12.3%	11.3%	6.1%
Financial intermediation	(0.9)%	2.1%	7.6%	8.2%	9.6%
Real estate	4.5%	5.4%	6.3%	9.6%	8.1%
Other services	2.9%	4.1%	5.8%	7.0%	5.1%
Total	5.1%	6.6%	10.3%	8.4%	5.9%

Plus Import Taxes(2)	7.8%	9.6%	16.6%	14.5%	1.5%
Less Imputed Banking Services	6.6%	3.8%	5.3%	6.9%	7.5%
Gross Domestic Product	4.0%	5.9%	10.8%	10.2%	8.4%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.

Source: Office of the Comptroller General.

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Primary Activities:
Agriculture	3.1%	3.0%	2.9%	2.7%	2.6%
Fisheries	1.1%	0.6%	0.4%	0.4%	0.4%
Mining	0.8%	0.8%	0.9%	1.1%	1.3%
Total	5.0%	4.4%	4.2%	4.2%	4.3%

Industrial Activities:
Manufacturing	6.5%	6.3%	5.9%	5.3%	5.1%
Construction	8.8%	8.9%	9.5%	11.1%	13.3%
Total	15.3%	15.2%	15.4%	16.4%	18.4%

Services:
Public utilities	3.9%	3.0%	3.2%	2.7%	2.6%
Commerce, restaurants and hotels	20.6%	21.4%	22.0%	21.7%	20.8%
Transportation, storage and communications	17.4%	18.6%	18.8%	19.0%	18.6%
Financial intermediation	8.2%	7.9%	7.7%	7.6%	7.6%
Real estate	14.5%	14.4%	13.8%	13.8%	13.7%
Other services	13.3%	13.1%	12.5%	12.1%	11.8%
Total	77.9%	78.4%	78.1%	76.8%	75.1%

Plus Import Taxes(2)	4.3%	4.4%	4.7%	4.8%	4.5%
Less Imputed Banking Services	(2.5)%	(2.5)%	(2.4)%	(2.3)%	(2.3)%
Gross Domestic Product	100.0%	100.0%	100.7%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.

Source: Office of the Comptroller General.

As of the end of the first quarter of 2014, the estimated real GDP growth was 5.8%, driven mainly by growth in the transportation and communications sector, domestic wholesale and retail commerce, construction, financial intermediation, real estate activities and governmental services.

The Panama Canal

The Canal plays a significant role in the Panamanian economy. In the Canal’s 2013 fiscal year, canal transits decreased to 13,660 transits from 14,544 transits in 2012, while cargo tonnage decreased to 209.9 million long tons from 218.1 million long tons in 2012. The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2013 reached $1,849.6 million, a decrease of 0.2% over fiscal year 2012.

On average, from the Canal’s 2009 fiscal year to the Canal’s 2013 fiscal year, transits through the Canal decreased by 1.4% and cargo tonnage increased by 0.1%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have caused the decrease in the number of vessels required to transport cargo between 2009 and 2013. However, on average, from the Canal’s 2009 fiscal year to the Canal’s 2013 fiscal year, toll revenues have increased by 7.2% per annum, primarily due to an increase in tolls.

As of September 30, 2013, the Canal’s total work force (which includes temporary and permanent employees) was 10,098. Of the 2013 total work force, 8,288 were permanent workers and 1,810 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2009 through 2013 (each ended on September 30):

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2009	14,342	1,438.2	198.0
2010	14,230	1,482.1	204.8
2011	14,684	1,730.0	222.4
2012	14,544	1,852.4	218.1
2013	13,660	1,849.6	209.9

Source: Panama Canal Authority.

The Panama Canal Expansion Project

On July 14, 2006, the Assembly approved a $5.25 billion canal expansion plan, which was approved in a national referendum held on October 22, 2006. On July 15, 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal consortium, composed of Sacyr Vallehermoso, S.A., Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately $3.1 billion. On August 11, 2009, Grupo Unidos por el Canal provided a performance bond of $400 million to the Panama Canal Authority. As of June 30, 2014, the third set of locks was approximately 76.6% complete. The expected date of completion was moved to December 2015 from June 2015 (the original completion date was October 2014) due to suspension of construction for almost two months because of a series of contractual disputes involving approximately $1.6 billion of claims or potential claims with respect to cost overruns. A preliminary agreement was reached on February 20, 2014, which allowed work to resume and a final agreement was executed on March 20, 2014. The final agreement sets a new completion date for the project of December 2015 and does not change the total cost of the project. The disputed amounts are being submitted to arbitration while construction continues.

The Panama Canal expansion project was also halted due to a strike of the construction workers’ syndicate (SUNTRACS) that started on April 23, 2014 and ended on May 9, 2014. The strike had paralyzed most of the construction projects throughout the country. The Panamanian Construction Chamber (CAPAC), with the support of the Ministry of Labor, negotiated with SUNTRACS a new collective agreement covering the period 2014 – 2017. The agreement provides for an increase in hourly wages. Wages will increase yearly and in accordance with the occupation of the worker to a maximum of 98 cents per hour for the lowest paid worker to a high of $1.33 per hour for the highest paid worker. The increase per hour in the first year will be of 27 cents and 33 cents, respectively. The strike affected the construction schedule for the third set of locks and may cause further delays as it increases the amount of work that will need to be carried out during the wet season.

The Panama Canal Authority

The PCA makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the Panama Canal Commission on December 31, 1999. In addition, the PCA transfers to the Central Government any net surpluses generated by the Canal. In fiscal year 2009, the PCA had a surplus of approximately $1.1 billion, down 2.1% from 2008. In fiscal year 2010, the PCA had a surplus of approximately $964.0 million, down 4.3% from 2009. In fiscal year 2011, the PCA had a surplus of approximately $1.2 billion, up 27.5% from 2010. In fiscal year 2012, the PCA had a surplus of approximately $1.3 billion, up 2.4% from 2011. In fiscal year 2013, the PCA had a surplus of approximately $1.2 billion, down 3.6% from 2012.

On May 1, 2010 the PCA terminated a short-term cost reduction program consisting of temporary measures designed to help mitigate the impact of the economic crisis on the Panama Canal’s customers and the PCA returned to its regular pricing measures, but it determined to continue to offer flexibility in its reservation system until further notice. Based on discussions with industry representatives, shipping lines, Government representatives and an internal analysis, the PCA decided not to proceed with a toll adjustment in 2010, in part due to the global economic slowdown. Instead, the PCA determined that the new toll adjustment would go into effect on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which went into effect on April 1, 2011. The second toll adjustment became effective on October 1, 2012.

A toll adjustment became effective on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which went into effect on April 1, 2011. A toll increase occurred in October 2012 and a new toll adjustment became effective in October 2013

On July 16, 2013, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2014, allocating $269.9 million to the Canal’s investment program and $178.8 million to the Canal’s modernization program.

Labor Force

In 2013, Panama’s labor force was preliminarily estimated at 1.744 million (up from 1.689 million in 2012), which represented approximately 64.1% of the total working age population.

In 2013, the unemployment rate remained at 4.1%, the same level as the one registered in 2012, primarily as a result of solid economic conditions.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 30, 2009 through August 30, 2013:

Labor Force and Employment

	2009	2010	2011(R)	2012	2013
Total Population(1)	3,600.0	3,661.8	3,723.8	3,787.5	3,850.7
Working-Age Population(1)	2,403.7	2,450.4	2,603.4	2,658.9	2,719.8

Labor Force
Employed(1)	1,440.8	1,455.6	1,538.1	1,621.1	1,672.4
Unemployed(1)	101.1	101.5	72.2	68.4	71.5
Total	1,541.9	1,557.1	1,610.2	1,689.5	1,743.8

	(annual percentage change)
Total Population	1.8%	1.7%	1.7%	1.7%	1.7%
Working-Age Population	2.0%	1.9%	6.2%	2.1%	2.3%
Labor Force
Employed	1.3%	1.0%	5.7%	5.4%	3.4%
Unemployed	20.3%	0.3%	(28.9)%	(5.3)%	4.7%

Total	2.4%	1.0%	3.4%	4.9%	3.5%

	(in percent)
Labor Force:
Participation Rate(2)	64.1%	63.5%	61.9%	63.4%	64.1%
Employment Rate(3)	93.4	93.5	95.5	95.9	95.9
Unemployment Rate	6.6	6.5	4.5	4.1	4.1

(R)	Revised
(1)	In thousands
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General.

Public Finance

The Assembly approved Panama’s 2014 budget on October 21, 2013. The 2014 budget contemplates total expenditures of $17.8 billion, with budget estimates based on an anticipated 14.9% growth in nominal GDP, and an anticipated consolidated non-financial public sector deficit of approximately $1,344.5 million (or approximately 2.7% of estimated nominal GDP) for 2014. Under the 2014 budget, nominal GDP for 2014 is expected to be $48.9 billion. The 2014 budget allocates public expenditures as follows: 49.8% to the social sector; 9.5% to infrastructure; 4.0% to production/development; 16.4% to general services; and 8.0% to debt service. See “—Government”.

On September 2, 2014, the Cabinet approved the draft budget for 2015, with total expenditures of $19.556 billion dollars or more than 10 percent higher than the budget proposed by the Martinelli Administration for 2014. The 2015 budget proposal is based on an estimated economic growth in 2015 of 6.5% and a projected rate of inflation of 4.3% per annum. The draft budget law projects a budget deficit for 2015 of 2.0% of GDP, which is also the deficit ceiling for 2015 established in the Social and Fiscal Responsibility Law currently in force. The major spending initiatives included in the budget proposal include funding for the construction of Metro Line 2, the Colón Urban Revitalization project and the Panama City and Bay Sanitation project. Social programs with budget allocation include Roofs of Hope and the Basic Sanitation project “100/0”, which consists in providing uninterrupted drinking water supply and toilets for the entire population, thus eliminating latrines across the country. Social transfers such as “120 a los 65” and Universal Scholarship have also been included in the budget.

Period Ended June 30, 2014

The Central Government’s total revenues for the period ended June 30, 2014, totaled U.S.$3,132.9 million, an increase of 3.1% from the same period in 2013. Capital expenditures increased by 13.3% to U.S.$2,447.6 million at June 30, 2014 when compared to the same period in 2013. Current savings reached U.S.$700.9 million as of June 30, 2014, which represents 1.5% of estimated 2014 GDP or an decrease of 3.6% compared to the same period in 2013.

The table below sets forth the revenues, by purposes, expenditures, by sector, of the Central Government for the periods indicated.

Fiscal Performance Central Government

	Period Ended June 30, (in millions of dollars)
	2013	2014
Total Revenues	3,039.7	3,132.9
Adjusted Current Revenue	2,938.4	3,130.9
Tax Revenue	2,381.7	2,359.9
Non Tax Revenues	556.6	770.9
Capital Income	92.8	0
Donations	8.5	2.1
Total Expenditures	4,423.1	4,877.5
Current Expenditures	2,262.0	2,430.0
Current Savings	676.4	700.9
Capital Expenditures	2,161.1	2,447.6
Deficit	(1,383.4)	(1,744.6)
% of GDP	(3.2)%	(3.7)%

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of U.S.$4,705.6 million as of June 30, 2014, an increase of 1.5% compared with the same period in 2013. The increase was mainly due to an increase of Central Government Non-Tax Revenue and Social Security System collections. Current savings for the sector amounted to U.S.$1,154.9 million in the period ended June 30, 2014, an increase of 6.1% compared to the same period in 2013.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-public financial sector for the periods indicated.

	Period Ended June 30, (in millions of dollars)
	2013	2014
Total Revenues	4,636.9	4,705.6
Adjusted Current Revenue	4,351.7	4,465.7
Capital Income	109.4	8.7
Donations	8.5	2.1
Total Expenditures	5,471.4	6,216.1
Current Expenditures	2,898.2	3,115.8
Current Savings	1,230.0	1.154.9
Capital Expenditures	2,161.6	2.674.56
Deficit	(814.1)	(1,510.5)
% of GDP	(1.9)%	(3.2)%

Source: Ministry of Economy and Finance.

Year Ended December 31, 2013

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2009 through 2013. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

Central Government Operations

(in millions of dollars)

	2009	2010	2011	2012	2013
Total Revenues	4,459.9	4,993.4	5,571.0	6,490.1	6,916.8
Current Revenues	4,376.7	4,845.6	5,537.9	6,472.6	6,789.2
Tax Revenues	2,639.6	3,286.3	3,711.8	4,689.9	5,020.0
Direct	1,412.2	1,678.6	1,701.8	2,477.9	2,680.9
Indirect	1,227.4	1,607.8	2,010.0	2,212.0	2,339.1
Non Tax Revenues	1,737.1	1,756.9	1,994.1	2,051.0	1,941.2
Adjustments to Rent	—	(197.6)	(168.0)	(268.3)	(172.0)
Capital Gains	53.1	130.2	15.0	3.0	114.3
Donations	30.1	17.5	18.1	14.4	13.3

Total Expenditures	4,817.1	5,676.0	6,678.7	7,518.7	8,705.6
Current Expenses	3,285.0	3,696.9	4,164.6	4,563.3	4,839.6
Wages and Salaries	1,178.6	1,278.9	1,413.4	1,588.3	1,765.3
Goods and Services	335.3	324.7	407.7	524.7	529.0
Transfers	983.7	1,279.6	1,513.7	1,577.0	1,552.4
Interest	703.6	706.1	730.2	739.8	822.1
Others	83.8	107.6	99.5	133.5	170.8

Current Savings	1,091.8	1,148.8	1,373.4	1,909.4	1,949.6
% of GDP	4.2%	4.0%	4.1%	5.0%	4.6%
Total Savings	1,175.0	1,296.5	1,406.5	1,926.8	2,077.2
% of GDP	4.5%	4.5%	4.2%	5.1%	4.9%

Capital Expenditures	1,532.1	1,979.1	2,514.2	2,955.5	3,866.0

Primary Balance	346.4	23.5	(377.5)	(288.9)	(966.7)
% of GDP	1.3%	0.1%	(1.1)%	(0.8)%	(2.3)%
Surplus or Deficit	(357.2)	(682.6)	(1,107.7)	(1,028.7)	(1,788.8)
% of GDP	(1.4)%	(2.4)%	(3.3)%	(2.7)%	(4.2)%

Source: Ministry of Economy and Finance.

Note: Totals may differ due to rounding.

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2009	2010	2011	2012(R)	2013(P)
Revenues:
General Government
Central Government	$4,182.7	$4,632.8	$5,391.7	$6,343.7	$6,666.5
CSS	1,383.3	1,637.1	2,041.5	2,186.1	2,676.7
Consolidated agencies	171.9	161.2	147.3	154.0	187.1

Total	$5,737.9	$6,431.1	$7,580.5	$8,683.8	$9,530.3
Public Enterprises Operations Surplus	225.5	197.5	147.2	138.3	112.3
Nonconsolidated Agencies Surplus and Others	50.1	64.5	(16.2)	150.0	69.8
Education Tax Surplus(2)	15.6
Capital Revenues	65.4	163.0	32.1	26.7	182.7
Donations	30.1	17.5	18.1	14.4	13.3

Total	$6,124.5	$6,873.6	$7,761.7	$9,013.2	$9,908.5
Expenditures:
General Government
Central Government	2,047.7	2,447.8	2,883.0	3,394.4	3,577.8
CSS	1,672.3	1,807.5	1,946.4	2,084.9	2,423.6
Consolidated agencies	185.0	175.6	194.9	200.3	212.0

Total	$3,905.0	$4,430.9	$5,024.3	$5,679.6	$6,213.4
Capital Expenditures	1,758.0	2,238.3	2,698.6	3,142.0	4,090.6

Total	$5,663.0	$6,669.2	$7,722.9	$8,821.6	$10,304.0
Balance(3)	461.5	204.4	38.9	191.6	(395.5)
Debt Interest Paid	714.8	716.1	741.9	742.2	823.9
Total Consolidated Non-Financial Public Sector Expenditures	$6,377.8	$7,385.3	$8,464.8	$9,563.8	$11,127.9
Overall Surplus (Deficit)	$(253.3)	$(511.7)	$(703.1)	$(550.6)	$(1,219.4)
Percentage of GDP (nominal)	(1.0)%	(1.8)%	(2.1)%	(1.5)%	(2.9)%

(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes Panama Canal Authority, Banco Nacional de Panamá and Caja de Ahorros.
(2)	For the year 2010 and any subsequent year, this figure is included in the “Nonconsolidated Agencies Surplus and Others” line item.
(3)	Excluding interest payments.

Note: Totals may differ due to rounding.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, unlike in other countries, foreign currency reserves are not necessary for providing the private sector economy foreign currency to pay for imports or for supporting exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. As of December 31, 2013, BNP’s foreign assets increased to $2.4 billion (from $2.1 billion as of December 31, 2012).

The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

International Reserves

	December 31,
	2009	2010	2011	2012	2013
Foreign Exchange(1)	$2,624.8	$2,154.3	$1,754.2	$2,118.3	$2,393.5
Reserve Position in IMF	18.6	18.3	18.2	18.2	18.3

Total(2)	$2,643.4	$2,172.6	$1,772.4	$2,136.5	$2,411.8

(1)	Foreign assets of BNP in millions of dollars
(2)	In millions of dollars.

Source: IMF and BNP.

Banking Sector

Total assets of the banking sector were approximately 9.1% higher at year-end 2013 than at year-end 2012. Total deposits were approximately 9.5% higher at year-end 2013 than at year-end 2012. The table below sets forth information on the banking sector at December 31 for each of the years 2009 through 2013:

The Banking Sector

(in millions of dollars)

	December 31,
	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Assets:
Liquid Assets:
Deposits in local banks	$2,366	$1,958	$2,431	$2,630	$3,089
Deposits in foreign banks	10,380	10,206	10,158	12,275	13,280
Other	676	687	1,043	882	996

Total Liquid Assets	13,421	12,851	13,633	15,787	17,366
Loans	36,820	43,248	50,186	56,009	60,615
Investments in Securities	11,558	12,945	14,093	14,852	16,195
Other assets	2,758	2,798	3,063	3,078	3,752

Total Assets	64,557	71,842	80,975	89,726	97,928
Liabilities:
Deposits:
Internal:
Official	4,338	4,405	4,892	5,723	6,860
Public	21,997	24,362	25,966	29,328	32,281
Banks	2,286	1,827	2,274	2,553	3,178

Total Internal Deposits	28,621	30,594	33,131	37,603	42,319
External:
Official	19	60	61	44	99
Public	15,512	15,902	17,500	19,734	20,145
Banks	5,924	4,822	6,746	6,688	7,586

Total External Deposits	21,455	20,784	24,307	26,467	27,830
Total Deposits	50,076	51,378	57,438	64,070	70,149
Obligations	5,345	10,392	11,912	13,408	14,978
Other Liabilities	1,928	1,999	2,557	2,691	2,843

Total Liabilities	57,350	63,769	71,907	80,168	87,970
Capital and Reserves	7,207	8,074	9,068	9,558	9,958

Total Liabilities and Capital	$64,557	$71,842	$80,975	$89,726	$97,928

(R)	Revised.
(P)	Preliminary

Source: Superintendency of Banks.

Foreign Trade and Balance of Payments

In 2013 Panama’s net exports of goods and services increased to $843.9 million, or by approximately 2.7%, as compared to 2012. In 2013, Panama’s imports of goods and services increased to $11,980.1 million, or by approximately 4.1%, as compared to 2012.

During 2013, banana and pineapple exports totaled $131.1 million, an increase of 6.0% from 2012. The increase in exports of bananas and pineapples came from an increase in the number of export destinations, which grew from $11 to $15 million for bananas, and from $15 to $18 million for pineapples.

In 2013, shrimp exports increased by 84.4% to $74.7 million. The growth in exports of shrimp in 2013 was due to an increased demand from countries such as United States, China and Vietnam, as well as the control of the white spot disease which deeply affected the industry in previous years.

In 2013, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled $36.5 million, reflecting a 9.6% increase from 2012. In 2013, frozen yellow fin tuna and similar products were exported to 12 countries, while in 2012 the export destinations comprised nine countries.

In 2013, fishmeal exports amounted to $34.8 million, an increase of 75.8% from 2012 levels. The increase in exports of fishmeal came from an increased demand from countries such as Germany, China and Honduras as compared to 2012.

In 2013, petroleum exports were $3.6 million, a 500.0% increase compared to 2012. In 2013 there was increased demand for petroleum and related products from Caribbean countries such as Jamaica, Puerto Rico and Trinidad & Tobago as compared to 2012.

For the year ended December 31, 2013, Panama’s largest trading partners for exports were the United States, Canada and China, with exports amounting to $152.8 million, $66.0 million and $51.3 million, respectively. For the year ended December 31, 2013, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to $3,163 million, $1,024.0 million and $530.0 million, respectively.

Approximately 9.8% of Panama’s 2013 imports came from the CFZ.

On September 20, 2013, Panama and Colombia signed a Free Trade Agreement that replaced the Partial Scope Agreement, which was effective since 1995. During 2013, Panamanian exports to Colombia, other than CFZ, totaled $9.8 million (1.2% of total 2013 exports). Imports from Colombia, other than CFZ, amounted to $393.4 million (3.0% of total 2013 imports).

Panama and Mexico signed a document on March 24, 2014, that closes negotiations on a bilateral Free Trade Agreement, which was signed on April 3, 2014. During 2013, Panamanian exports to Mexico, other than CFZ, totaled $8.6 million (1% of total 2013 exports). Imports from Mexico, other than CFZ, amounted to $530.0 million (4.1% of total 2013 imports).

Once these Free Trade Agreements are ratified by the Assembly, Panama will be eligible to gain access to the regional trade integration initiative “Pacific Alliance”, whose members are Colombia, Chile, Peru and Mexico. Panama already has Free Trade Agreements with Chile and Peru.

The European Free Trade Association (EFTA) States, composed of Iceland, Liechtenstein, Norway and Switzerland, signed a free trade agreement (FTA) with Panama and Costa Rica on June 24, 2013. The FTA between the EFTA States and Panama and Costa Rica was approved by Panama through Law 4 of April 7, 2014. Entry into force is pending. The FTA covers trade in goods and services, investment, competition, the protection of intellectual property rights, government procurement, sustainable development and cooperation.

On January 23, 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries where no trade agreement had been signed effective March 1 2013. On June 18, 2013, Panama lodged a complaint at the World Trade Organization (WTO) against Colombia claiming that the effective import tariff on those products is higher than the maximum allowed under the WTO membership agreement. On January 15, 2014, the Director General of WTO established a panel to hear Panama’s complaint.

China, Ecuador, El Salvador, the European Union, Guatemala, Honduras, the Philippines and the United States have reserved their rights to participate in the panel proceedings as third parties. Since the CFZ re-exports goods to Colombia, such re-exported goods are not considered national exports of Panama, thus the Free Trade Agreement between Colombia and Panama would not exempt the CFZ re-exported goods from the Colombian import tariffs.

This is the third complaint that Panama has filed with the WTO with regard to Colombia’s import policies. The first complaint was withdrawn in 2006 after the two parties came to an agreement. Colombia lost the second dispute in 2009, and the decision required Colombia to change its laws to comply with WTO rules.

On March 6, 2014, Venezuela’s President Nicolas Maduro announced that Venezuela would break diplomatic and economic relations with Panama after it sought a meeting with regional diplomats in the Organization of American States (OAS) to discuss the protests that have shaken Venezuela since February 2014. As a consequence, there have been delays in resolving a series of backlogged debts concerning goods imported into Venezuela from Panama’s Colón Free Zone. Estimates of the amount owed by Venezuelan companies range from $0.5 billion to $2.0 billion. Venezuelan and Panamanian authorities have claimed part of this debt derives from fraudulent over-invoicing and some Panamanian counterparties have conceded that there may be some unjustified charges. Resolution of claims by Panamanian exporters will likely involve a protracted process. Diplomatic relations between both countries were restored as of July 1, 2014.

The following tables set forth the composition of Panama’s imports and exports for the years indicated:

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2009(R)	2010	2011		2012		2013(P)
Petroleum(2)	$7.1	$2.0	$0.8		$0.6		$3.6
Non-petroleum Merchandise Exports:
Bananas	62.1	65.2	86.3		85.9		90.6
Muskmelon	36.9	13.3	5.6		5.9		4.0
Watermelon	45.0	37.1	16.6		15.8		16.5
Sugar	13.3	19.2	37.2		34.5		24.0
Shrimp	43.9	35.4	37.7		40.5		74.7
Coffee	9.6	13.7	9.4		9.4		6.9
Fishmeal(4)	16.6	10.2	14.4		19.8		34.8
Frozen yellow fin tuna, fresh and frozen fish filet	247.9	118.5	46.7		33.3		36.5
Other seafood	0.0	0.0	0.0		1.6		0.0
Gold	5.8	16.0	70.3		116.8		115.8
Pineapples	36.5	33.1	32.0		37.8		40.5
Clothing	7.8	9.1	12.2		10.1		7.1
Meat from cattle	14.0	14.5	18.2		24.7		25.2
Standing cattle	0.2	0.0	0.3		3.1		1.9
Leather and similar products	4.1	8.8	14.2		17.9		21.6
Other	264.2	278.3	330.7		362.5		385.8

Total	821.9	727.6	784.9		821.9		843.9
Re-exports other than CFZ	114.4	101.4	135.7	(5)	155.6	(5)	205.9	(6)
Total	$936.1	$829.0	$920.6		$977.5		$1,049.8

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Excludes oil sales for consumption on board.
(4)	Including fish oil.
(5)	Preliminary figure.
(6)	Estimated figure.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

For 2013, the current account balance was a $4,805.9 million deficit. For 2013, the capital and financial account balance was a $5,749.2 million surplus. For 2012, the current account balance was a $3,816.4 million deficit. For 2012, the capital and financial account balance was a $3,723.3 million surplus.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is also important to consider the effect of the CFZ and the significant amount of merchandise passing through it. Panama had $13,035.3 million in non-CFZ merchandise imports in 2013 (an increase of 3.2% from 2012), while imports to the CFZ for the period between January and September 2013 were $9,947.8 million. According to preliminary figures, the CFZ for the period between October 2013 and June 2014 had imports of $7,936.9 million. Similarly, Panama had $843.9 million in non-CFZ merchandise exports in 2013 (2.7% more than in 2012), while CFZ re-exports for the period between January and September 2013 were $11,165.2 million. According to preliminary figures, during the period between October 2013 and June 2014 the CFZ had re-exports of $9,638.2 million.

Excluding the CFZ, Panama has historically suffered large merchandise trade deficits. The deficit, excluding the CFZ, was $9.2 billion (27.5% of real GDP) in 2013, an increase from 26.9% of GDP in 2012. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2013, the merchandise trade deficit including the CFZ was $6.7 billion (20.1% of real GDP), a decrease from 21.1% from 2012. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. In 2013, the service sector had a net balance of payments surplus of $5,051.8 billion (a 2.2% decrease from 2012).

The following table sets forth Panama’s balance of payments for the years 2009 through 2013:

Balance of Payments(1)

(in millions of dollars)

	2009(R)	2010(R)	2011(R)	2012(R)	2013(E)	Period ended March 31, 2013	Period ended March 31, 2014
Current Account:
Merchandise Trade(2)
Exports	12,037.5	12,675.1	16,926.2	18,872.1	17,504.5	4,149.4	3,214.9
Imports	(14,218.2)	(17,218.3)	(24,143.4)	(25,412.6)	(24,255.9)	(5,837.5)	(5,052.3)
Balance	(2,180.7)	(4,543.2)	(7,217.2)	(6,540.5)	(6,751.4)	(1,688.1)	(1,837.4)
Services	3,324.2	3,490.1	3,932.9	5,164.3	5,051.8	1,371.2	1,416.3
Rent(3)	(1,448.8)	(1,849.2)	(1,911.4)	(2,534.2)	(3,080.9)	(905.1)	(963.9)
Unilateral Transfers(4)	126.3	137.7	202.4	94.0	(25.4)	11.3	(5.5)
Balance	(179.0)	(2,764.6)	(4,993.3)	(3,816.4)	(4,805.9)	(1,210.7)	(1,390.5)

Capital and Financial Account:
Capital Account	30.0	42.5	8.9	—	23.4	6.0	3.3
Financial Account	301.8	3,010.6	4,564.3	3,723.4	5,725.8	1,296.4	449.0
Direct Investment	1,259.3	2,362.5	2,956.2	3,161.7	4,370.5	1,485.5	767.3
Portfolio Investment	302.0	(1,057.8)	968.5	832.4	(52.3)	(711.5)	(364.9)
Other Capital	(1,259.5)	1,705.9	639.6	(270.8)	1,407.6	522.4	46.6
Assets	(1,568.2)	(3,665.4)	(3,948.7)	(3,477.0)	(2,123.3)	(2,114.5)	(1,079.1)
Liabilities	308.7	5,371.3	4,588.3	3,176.2	3,530.9	2,635.9	1125.7
Balance	331.8	3,053.1	4,573.2	3,723.3	5,749.2	1,302.4	452.3

Errors and Omissions (net)	452.9	18.7	191.9	117.3	(320.9)	(423.9)	160.7
Overall Surplus (Deficit)	152.8	288.5	(420.1)	(93.1)	943.3	91.7	(938.2)

Financing	(605.7)	(307.2)	228.2	(24.2)	(622.4)	332.2	777.5
Reserve Assets	(605.7)	(307.2)	228.2	(24.2)	(622.4)	332.2	777.5
Use of IMF credit and IMF loans	—	—	—	—	—	—	—

(E)	Estimated figures.
(P)	Preliminary figures.
(R)	Revised figures.
(1)	Figures have been calculated pursuant to Fifth Edition of the Balance of Payments Manual prepared by IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Foreign Direct Investment

Panama’s foreign direct investment (FDI) for 2013 was $4,651.3 million, an increase of $1,763.9 million, or 61.1%, from the amount recorded in 2012. 84.0% of 2013 FDI came from reinvested earnings, which the government believes is based on continued confidence investors have placed in the performance shown by the

Panamanian economy. In 2013, 14.0% of FDI came from the purchases of shares of domestic companies by non-resident investors, mainly in the hospitality and real estate sectors and manufacturing companies; and the remaining 2.0% from other capital. Of this gross amount of investments made by non-residents, $583.4 million corresponds to capital invested in the Colón Free Zone in 2013, an increase of $48.3 million as compared to the same period of the previous year. FDI inflows for the first quarter of 2014 amounted to $1.3 billion, a 2.1% increase as compared to the same period in 2013.

The following table sets forth the foreign direct investment in Panama by investor resident country for the years 2010 through 2012.

Foreign Direct Investment in Panama

by Investor Resident Country

Investor Residence Country	Foreign Direct Investment (in thousands of U.S.$)
	2010(R)	2011(P)	2012(P)
TOTAL	2,723,370	3,132,408	2,887,393
EUROPE	607,095	1,039.211	262,664

European Union	155,144	821,901	48,378

Germany	15,275	131,328	56,779
Belgium	11,348	23,472	(139,707)
Denmark	(6,249)	(16,260)	(31,414)
Spain	(49,936)	176,844	263,302
France	(11,221)	(7,596)	29,842
Italy	(99,914)	77,810	32,715
Netherlands	126,034	36,253	169,821
United Kingdom	79,140	377,683	(280,487)
Sweden	20,466	7,982	21,627
Other Countries (1): Greece, Hungary, Ireland, Poland, Portugal, and Finland	70,201	14,385	(74,100)
Other European countries	451,951	217,310	214,286
Andorra	7,974	1,302	4,363
Norway	(239)	(216)	597
Switzerland	444,215	209,514	204,423
Other countries (1): Liechtenstein, Russia and Turkey	1	6,710	4,903

AFRICA	879,123	349,824	653,399

South Africa	879,123	349,824	653,399

AMERICA	1,097,616	1,393,548	1,708,714

North America	1,119,406	445,928	717,134

Canada	8,598	39,109	32,434
United Sates	1,120,021	392,081	551,775
Mexico	(9,213)	14,738	132,925

Central America and Caribbean	(214,352)	297,897	348,684

Aruba	(963)	(237)	5,353
Bahamas	4,678	786	35,770
Costa Rica	12,803	104,481	51,678
Cuba	(1,194)	1,442	1,096

Investor Residence Country	Foreign Direct Investment (in thousands of U.S.$)
	2010(R)	2011(P)	2012(P)
Curaçao	726	(5,285)	769
El Salvador	(19,547)	8,374	3,840
Guatemala	4,358	28,779	23,729
Honduras	6,563	72	768
Jamaica	(208,920)	(11,044)	51,473
Nicaragua	(1,142)	(3,351)	300
Puerto Rico	(63,109)	8,421	57,849
Dominican Republic	34,622	29,962	30,950
Other countries (1): Belize, Haiti, Barbados, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	16,773	135,497	85,109

South America	192,562	649,723	642,896
Argentina	(21,715)	3,659	26,636
Bolivia	5	48	243
Brazil	(1,973)	20,311	122,765
Chile	36,848	8,931	35,352
Colombia	82,274	412,020	277,715
Ecuador	8,784	12,581	7,480
Peru	12,806	182,301	28,051
Venezuela	75,533	9,872	144,654

ASIA	117,278	334,851	248,834

Middle and Near East	5,078	(258)	4,193

Israel	5,078	(258)	4,193

Central Asia, southern and other Persian Gulf countries	1,809	15,597	4,022

India	1,792	(730)	1,629
Singapore	—	17,468	2,259
Other countries (1) : Philippines, Pakistan, Saudi Arabia and Singapore	17	(1,141)	134

East Asia	110,391	319,512	240,619

China, Hong Kong	(25,133)	9,713	(2,035)
China, Democratic People’s Republic of Korea (North Korea)	(2,835)	(278)	4,163
Republic of Korea (South Korea)	(17,646)	251,232	27,562
Japan	25,677	4,938	70,716
Republic of China (Taiwan)	130,328	53,907	140,213

OTHER COUNTRIES: (1) Angola, Uruguay, Australia and Libya	22,258	14,974	13,782

Note:	Totals may differ due to rounding.
(1)	Due to statistical confidentiality, countries with up to two companies of direct investment have been included in this line.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for the years 2010 through 2012.

Foreign Direct Investment in Panama by Category of Economic Activity

	Foreign Direct Investment (in thousands of U.S.$)
Category of Economic Activity
	2010(R)	2011(P)	2012(P)
TOTAL	2,723,370	3,132,408	2,887,393
A. Agriculture, cattle, hunting and forestry	79,133	54,542	14,274
B. Mining and quarrying	(2,151)	39,446	(1,130)
C. Manufacturing industries	(113,757)	141,698	694,260
D. Electricity, gas and water supplies	(33,677)	278,723	(220,208)
F. Construction	(211,650)	155,166	145,641
G. Wholesale and retail	1,571,905	1,103,011	1,316,612
H. Transport, storage and mail	783,202	350,223	408,486
I. Hotels and restaurants	(11,997)	156,549	50,498
J. Information and communication	37,516	36,714	263,202
K. Finance and insurances activities	360,205	592,170	61,002
L. Real estate activities	112,235	80,259	29,343
M. Professional, scientific and technical activities	(12,755)	82,933	43,066
N. Administrative activities and support services	165,292	34,231	33,820
P. Education	(1,525)	5,316	2,636
Q. Social and health related services	13,366	6,905	25,634
R. Arts, entertainment and related activities	(17,697)	14,033	15,319
S. Other services activities	5,725	489	4,938

NOTE:	Totals may differ due to rounding.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

Public Debt

Period Ended June 30, 2014.

As of June 30, 2014, total public debt was U.S.$17,639.5 million. Internal public debt accounted for 25.0% of total debt, while external public debt accounted for 75.0% of total debt. The average maturity of the debt portfolio as of June 30, 2014 was 10.5 years, with an average duration of 8.6 years. As of the second quarter of 2014, Treasury note issuances reached U.S.$285.4 million and local secondary market transactions reached U.S.$314.5 million.

Secondary market transactions during this period included U.S.$116.3 million of Panotas due 2018, a decrease from U.S.$232.3 million in the same period in 2013, U.S.$85.1 million of Panotas due 2021, for which there are no comparable transactions in 2013, U.S.$94.0 million of Pabonos due 2022, a decrease from U.S.$406.3 million in 2013, and U.S.$19.2 million of Pabonos due 2024, for which there are no comparable transactions in 2013.

On April 29, 2014, Central Latinoamericana de Valores S.A, or Latin-Clear, the clearing system for Panama, launched the “iLink” platform in connection with Euroclear Bank. The link allows institutional investors in the Euroclear system to buy, sell and settle and have held in custody applicable asset classes registered and issued locally under the Latin-Clear system.

Year Ended December 31, 2013.

Internal Debt

At December 31, 2013, Panama’s public sector internal debt represented approximately 22.0% of the total public sector debt. A substantial portion of total public sector internal debt is extended by public sector sources, official banking institutions and BNP in particular. As of December 31, 2013, Panama’s public sector internal debt totaled approximately $3.5 billion, a decrease of $30.3 million from December 31, 2012. This decrease was due to the amortization of the 2013 Treasury Note. Panama’s public sector internal debt as a percentage of GDP was 8.1% as of December 31, 2013.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2009 through 2013:

Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2009	2010	2011	2012	2013
Private Sector Sources:
Treasury notes	$265.1	$635.1	$1,133.0	$1,133.0	$1,022.8
Treasury bills	220.8	230.0	264.1	415.1	449.5
Domestic bonds	0.0	0.0	0.0	1,364.0	1,464.0
Long-term private financing	33.5	29.1	24.8	20.5	16.1

Total	$519.2	$894.2	$1,421.9	$2,932.6	$2,952.4
Public Sector Sources:
CSS	$0.0	$0.0	$0.0	$0.0	$0.0
Official banking institutions	302.8	296.7	481.9	550.2	500.1

Total	$302.8	$296.7	$481.9	$550.2	$500.1
Total Public Sector Internal Debt	$822.2	$1,190.9	$1,903.8	$3,482.8	$3,452.5

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2013, total public sector external debt was approximately $12.2 billion, up from $10.8 billion as of December 31, 2012. Panama’s public sector external debt as a percentage of GDP was 28.7% as of December 31, 2013, as compared to 28.4% as of December 31, 2012.

As of June 30, 2014, total public sector external debt was approximately $13.2 billion, up from $12.2 billion as of December 31, 2013. Panama’s public sector external debt as a percentage of GDP was 26.7% as of June 30, 2014 (based on a March 31, 2014 estimate of 2014 GDP of $47,459 million), as compared to 28.7% as of December 31, 2013, with respect to the preliminary 2013 GDP results.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2009 through 2013 and the scheduled amortizations for public sector external debt for each of the years indicated:

Public Sector External Debt

(in millions of dollars)

	December 31,
	2009	2010	2011	2012	2013
Commercial banks	$218.8	$216.9	$216.0	$302.2	$693.3
Bonds	8,070.6	8,070.6	8,274.1	7,725.7	8,307.1
Multilateral agencies	1,638.1	1,825.7	2,039.4	2,403.0	2,937.4
Bilateral entities	222.7	325.4	380.9	351.6	293.3

Total	$10,150.2	$10,438.6	$10,910.4	$10,782.5	$12,231.1

Source: Ministry of Economy and Finance.

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S dollars are translated into U.S dollars at the exchange rate as of December 31, 2013.

Source: Ministry of Economy and Finance.

Public Sector External Debt Amortization

(in millions of dollars)(1)

	2014	2015	2016	2017	2018	2019- 2053
Multilaterals
World Bank	29.1	32.0	37.3	38.4	38.3	407.3
IDB	119.3	131.0	151.7	151.6	100.3	962.2
IADF(2)	0.0	0.0	0.0	0.0	0.0	0.0
CAF(3)	8.7	38.3	46.3	46.3	45.9	483.0
EIB(4)	3.4	3.6	3.9	4.6	4.6	32.3
OFID(5)	1.0	1.7	1.7	1.5	1.4	12.8
Total	161.4	206.6	240.9	242.4	190.5	1,897.6
Bilaterals	24.9	23.5	23.2	19.0	15.3	189.3
Bonds	0.0	378.8	0.0	0.0	0.0	7,938.3
Commercial Debt	23.0	118.6	130.5	130.5	96.0	444.9
Total	47.9	520.9	153.7	149.5	111.3	8,572.5

(1)	Projections based on outstanding balance as of 03/28/2014.
(2)	International Agricultural Development Fund.
(3)	Andean Development Corporation.
(4)	European Investment Bank.
(5)	The OPEC Fund for International Development.

Source: Ministry of Economy and Finance.

IMF Relationship

Panama is a member of the International Monetary Fund (“IMF”). Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. The IMF concluded its most recent Article IV consultation with Panama on February 21, 2014.

DESCRIPTION OF THE GLOBAL BONDS

Panama will issue the global bonds under the fiscal agency agreement, dated as of September 26, 1997, as amended as of September 4, 2003, between Panama and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), as fiscal agent. Panama has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

The following description is a summary of the material provisions of the global bonds and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the global bonds. Therefore, Panama urges you to read the fiscal agency agreement and the form of global bond in making your decision on whether to invest in the global bonds. Panama has filed a copy of these documents with the SEC, and copies of these documents are available at the office of the fiscal agent in New York City.

The following description of the particular terms of the global bonds offered hereby supplements and, to the extent inconsistent therewith, replaces information contained in the description of the general terms and provisions of the debt securities set forth in the prospectus.

General Terms of the Global Bonds

The global bonds:

•	will be issued in an aggregate principal amount of U.S.$1,250,000,000;

•	will mature at par, including any accrued and unpaid interest, on September 22, 2024;

•	will bear interest at 4.000% per annum accruing from September 22, 2014, calculated on the basis of a 360-day year, consisting of twelve 30-day months;

•

will pay interest semi-annually in arrears in equal installments on March 22 and September 22 of each year, beginning March 22, 2015 to be paid to the person in whose name the global bond is registered at the close of business on the preceding March 7 or September 7, respectively;

•	will be redeemable at the option of Panama before maturity (see “—Optional Redemption”);

•	will not be entitled to the benefit of any sinking fund;

•

upon issuance, will be direct, unconditional and general obligations of Panama and will rank equally, without any preference among themselves, with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama, but Panama will not have any obligation to effect equal or ratable payment or payments at any time with respect to any such other indebtedness and, in particular, will have no obligation to pay other indebtedness at the same time or as a condition of paying sums due on the global bonds and vice versa. The global bonds are backed by the full faith and credit of Panama for due and punctual payment and the due and timely payment of all obligations of Panama in respect thereof;

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg;

•	will be issued in fully registered book-entry form, without coupons, registered in the name of DTC or its nominee in denominations of $200,000 and integral multiples of $1,000 in excess thereof; and

•	will be available in definitive form only under certain limited circumstances.

The global bonds will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to the Republic’s outstanding Public External Indebtedness issued prior to January 28, 2004. These provisions are commonly referred to as “collective action clauses.” Under these provisions, Panama may amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the outstanding aggregate principal amount of the global bonds. Additionally, if an event of default has occurred and is continuing, the global bonds may be declared to be due and payable immediately by holders of not less than 25% of the outstanding aggregate principal amount of the global bonds. Those provisions are described in the sections entitled “—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Optional Redemption

Prior to June 22, 2024 (3 months prior to the maturity date of the global bonds), the global bonds will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the global bonds and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the global bonds (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below), plus 25 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

At any time on or after June 22, 2024 (3 months prior to the maturity date of the global bonds), the global bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the global bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

For this purpose, the following terms have the following meanings:

•

“Treasury Yield” means, with respect to the redemption date, the rate per year equal to the semi-annual equivalent yield to maturity or interpolated (on a day-count basis) yield to maturity of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

•

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker appointed by Panama as having an actual or interpolated maturity comparable to the remaining term of the global bonds, or such other maturity as would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of comparable maturity to the remaining term of the global bonds.

•

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such redemption date, or (2) if Panama obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

•

“Independent Investment Banker” means either Citigroup Global Markets Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated or their respective successors or, if such firms are unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by Panama.

•

“Reference Treasury Dealer” means any of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated or their affiliates and any three other primary U.S. Government securities dealers in the United States (a “Primary Treasury Dealer”) selected by

Panama; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), the Republic will substitute such dealer for another Primary Treasury Dealer.

•

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Panama, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to Panama by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Panama will mail, or cause to be mailed, a notice of redemption to each holder by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the redemption date, to the address of each holder as it appears on the register maintained by the registrar. A notice of redemption will specify the redemption date and may provide that it is subject to certain conditions that will be specified in the notice. If those conditions are not met, the redemption notice will be of no effect and Panama will not be obligated to redeem the notes.

In the event that fewer than all of the global bonds are to be redeemed at any time, selection of global bonds for redemption will be made in compliance with the requirements governing redemptions of the principal securities exchange, if any, on which global bonds are listed or if such securities exchange has no requirement governing redemption or the global bonds are not then listed on a securities exchange, by lot (or, in the case of global bonds issued in global form, based on the applicable procedures of DTC). If global bonds are redeemed in part, the remaining outstanding amount of any bond must be at least equal to U.S. $200,000 and be an integral multiple of U.S. $1,000.

Unless Panama defaults in the payment of the redemption price, on and after the redemption date interest will cease to accrue on the global bonds called for redemption.

Payments of Principal and Interest

Panama will make payments of principal of and premium and interest on the global bonds in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the holders of the global bonds. Panama expects that holders of the global bonds will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither Panama nor the fiscal agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC to make payments to holders of the global bonds from the funds it receives.

If any date for an interest or principal payment is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Panama will make the payment on the next New York City banking day. No interest on the global bonds will accrue as a result of this delay in payment.

If any money that Panama pays to the fiscal agent or to any paying agent for the payment of principal of or premium or interest on the global bonds is not claimed prior to the expiration of two years after the principal or premium or interest was due and paid by Panama, then the fiscal agent or paying agent will repay the money to Panama. If this occurs, Panama will promptly confirm the receipt of this repayment in writing to the fiscal agent. After any such repayment, the fiscal agent or paying agent will not be liable with respect to the payments. However, Panama’s obligations to pay the principal of and premium and interest on the global bonds as they become due will not be affected by such repayment. To the extent permitted by law, the global bonds will become void unless presented for payment within five years after the maturity date thereof (or such shorter period as may be prescribed by applicable law).

Status of the Global Bonds

The global bonds will be direct, unconditional and general obligations of Panama. Except as described under the heading “Description of the Debt Securities—Negative Pledge” in the accompanying prospectus, the global bonds are unsecured obligations of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal, premium, if any, and interest on the debt securities.

The global bonds will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama, but Panama will have no obligation to effect equal or ratable payment or payments at any time with respect to any such other Indebtedness and, in particular, will have no obligation to pay other Indebtedness at the same time or as a condition of paying sums due on the global bonds and vice versa.

For purposes of the above description the term “Indebtedness” means any payment obligations (whether pursuant to a guarantee or otherwise), including any contingent liability, for borrowed money or arising from bonds, debentures, notes or similar instruments.

Events of Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the global bonds:

(a)	a default by Panama in any payment of principal of the global bonds which continues for 15 calendar days;

(b)	a default by Panama in any payment of interest on the global bonds which continues for 30 calendar days;

(c)	a default by Panama in the performance of any other obligation under the global bonds which continues for 60 calendar days after the holder of any global bonds has provided to the fiscal agent written notice requiring this default be remedied;

(d)	an acceleration of any aggregate principal amount of public indebtedness of Panama that exceeds U.S.$25,000,000 (or its equivalent in any other currency) by reason of an event of default resulting from Panama’s failure to make any payment of principal, premium or interest under this public indebtedness when due;

(e)	a failure of Panama to make any payment in respect of public indebtedness of Panama in an aggregate principal amount in excess of U.S.$25,000,000 (or its equivalent in any other currency) when due (whether at stated maturity, by acceleration or otherwise), which continues for 30 calendar days after the holder of any global bonds has provided to the fiscal agent written notice requiring this default be remedied;

(f)	a declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, public external indebtedness of Panama which does not expressly exclude the global bonds; or

(g)	a denial or repudiation by Panama of its obligations under the global bonds.

If an event of default described above occurs and is continuing, the holders of at least 25% of the outstanding aggregate principal amount of the global bonds may, by notice to the fiscal agent, declare all the global bonds to be due and payable immediately. Holders of less than 25% of the outstanding aggregate principal amount of the global bonds may not, on their own, declare the global bonds to be due and payable immediately. Holders of global bonds may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the global bonds will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the outstanding aggregate principal amount of the global bonds may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Fiscal Agent

The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes. The fiscal agent is entitled to enter into business transactions with Panama or any of its respective affiliates without accounting for any profit resulting from such transactions.

Paying Agents; Transfer Agents; Registrar

Panama has initially appointed The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), acting through its Corporate Trust Office in New York, as paying agent, transfer agent and registrar. Panama may at any time appoint new paying agents, transfer agents and registrars. Panama, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City.

In addition, so long as the global bonds are listed on the Official List of the Luxembourg Stock Exchange and the rules of such exchange so require, Panama will maintain a paying agent and a transfer agent in Luxembourg. Panama will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent or registrar.

Definitive Bonds

Panama will issue global bonds in definitive form in exchange for the book-entry securities only if:

•

DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended, and Panama does not appoint a qualified successor within ninety (90) days after DTC notifies Panama or Panama becomes aware that DTC is unwilling, unable or ineligible to act as depositary or is no longer registered to be a “clearing agency”;

•	Panama, at its option, elects to terminate the book-entry system through DTC; or

•	an event of default with respect to the global bonds shall have occurred and be continuing.

Payments on any definitive global bonds will be made at the Corporate Trust Office of the fiscal agent in New York City and at the specified office of the paying agent in Luxembourg (against surrender of the relevant definitive global bond, in the case of payments of principal). You will not be charged a fee for the registration of transfers or exchanges of definitive global bonds. You may transfer any definitive registered global bond, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent.

Notices

Panama will publish notices to the holders of the global bonds in a leading newspaper having general circulation in London and New York. Panama expects that it will make such publication in the Financial Times and The Wall Street Journal. So long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, Panama will publish notices to the holders of the global bonds on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading newspaper having general circulation in Luxembourg. Panama will consider a notice to be given on the date of its first publication.

In the case of the book-entry securities, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

Further Issues of the Global Bonds

From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding global bonds.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the global bonds with:

•	the affirmative vote of the holders of not less than 66 2/3% in outstanding aggregate principal amount of the global bonds that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding global bonds.

However, the holders of not less than 75% in outstanding aggregate principal amount of the global bonds, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the global bonds that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the global bonds;

•	reduce the principal amount of the global bonds;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the global bonds;

•	reduce the interest rate of the global bonds;

•	change the currency in which any amount in respect of the global bonds is payable or the place or places in which such payment is to be made;

•	shorten the period during which Panama is not permitted to redeem the global bonds, or permit Panama to redeem the global bonds if, prior to such action, Panama is not permitted to do so;

•	change Panama’s obligation to pay any additional amounts under the global bonds;

•	change the definition of “outstanding” with respect to the global bonds;

•	change the governing law provision of the global bonds;

•

change Panama’s appointment of an agent for service of process or Panama’s agreement not to claim, and to waive irrevocably, immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the global bonds;

•	change the status of the global bonds, as described under “—Status of the Global Bonds” in this prospectus supplement;

•	in connection with an offer to acquire all or any portion of the global bonds, amend any event of default under the global bonds;

•	reduce the proportion of the principal amount of the global bonds that is required to:

•	modify, amend or supplement the fiscal agency agreement or the terms and conditions of the global bonds; or

•	make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the global bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in outstanding aggregate principal amount of the global bonds) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of the global bonds, modify, amend or supplement the fiscal agency agreement or the global bonds for the purpose of:

•	adding to the covenants of Panama for the benefit of the holders of the global bonds;

•	surrendering any right or power conferred upon Panama;

•	securing the global bonds pursuant to the requirements of the global bonds or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the global bonds; or

•

amending the fiscal agency agreement or the global bonds in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of the global bonds in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of the global bonds.

For purposes of determining whether the required percentage of holders of global bonds is present at a meeting of holders for quorum purposes or has consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement under the global bonds or the fiscal agency agreement, global bonds owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Please refer to the section entitled “Meetings and Amendments” in the prospectus for information on the procedures for convening and conducting meetings of the holders of global bonds.

Purchase of Global Bonds by Panama

Panama may at any time purchase any of the global bonds in any manner and for any consideration. All global bonds which are purchased by or on behalf of Panama may be held, resold or surrendered for cancellation.

Governing Law

The fiscal agency agreement is, and the global bonds will be, governed by the laws of the State of New York, except with respect to their authorization and execution, which will be governed by the laws of Panama.

Listing

Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

GLOBAL CLEARANCE AND SETTLEMENT

Panama has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and Panama takes responsibility for the accurate reproduction of this information. Panama takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. None of Panama, the fiscal agent, the registrar, the paying agent nor the transfer agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Panama, the fiscal agent, the registrar, the paying agent or the transfer agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by institutions such as NYSE Euronext and The NASDAQ OMX Group, Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Distributions with respect to global bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Ownership of Bonds through DTC, Euroclear and Clearstream, Luxembourg

Panama will issue the global bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co. or another nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interest in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

Panama and the fiscal agent generally will treat the registered holder of the global bonds, initially Cede & Co. (or such other nominee as DTC shall have designated), as the absolute owner of the global bonds for all purposes. Once Panama and the fiscal agent make payments to the registered holders, Panama and the fiscal agent will no longer be liable on the global bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the global bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the global bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the global bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed global bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC Participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the global bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional eurobonds.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the global bonds are to be transferred from the account of a DTC Participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the global bonds and make payment for them. On the closing date, the depositary will make payment to the DTC Participant’s account and the global bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the global bonds to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the global bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These global bond credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the global bonds by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the global bonds are credited to their accounts one day later.

Since the settlement will occur during New York business hours, a DTC Participant selling an interest in the global bonds can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC Participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC Participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the global bonds to the DTC Participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.

TAXATION

Panamanian Taxation

The following is a summary of certain Panamanian income and estate tax considerations that may be relevant to a prospective investor in the global bonds. The summary is based on laws, decrees, regulations, rulings and judicial and administrative interpretations in effect on the date of this prospectus supplement, all of which are subject to change. This summary is not intended to constitute a complete analysis of the tax consequences under Panamanian law of an investment in the global bonds. Prospective holders of the global bonds should consult their own tax advisors to determine the tax consequences arising from the purchase, ownership and disposition of the global bonds.

Taxation of Global Bonds

Interest payable on the global bonds will not be subject to income tax or withholding requirements in Panama. Gains realized by a holder of the global bonds on the sale or other disposition of the global bonds will be exempt from income or capital gain tax in Panama. Losses recognized on the sale or disposition of global bonds will be disallowed as a deduction for income tax purposes. Transfers of global bonds are not subject to stamp or estate taxes in Panama.

U.S. Taxation

The following describes the material U.S. federal income tax consequences of the receipt, ownership and disposition of a global bond acquired pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change at any time, perhaps with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary. This summary does not cover any state, local, non-U.S. or other tax issues, nor does it cover issues under the U.S. federal estate or gift tax laws.

Panama has not sought any ruling from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with all of such statements and conclusions.

This summary deals only with holders that hold a global bond as a capital asset as defined in the U.S. federal tax laws (generally, assets held for investment). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, this summary does not address tax considerations applicable to special classes of holders, such as:

•	investors who do not purchase the global bonds in the offering at the offering price;

•	dealers in securities or currencies, certain securities traders, banks, regulated investment companies, real estate investment trusts, tax-exempt organizations and life insurance companies;

•	persons that hold global bonds as part of a hedging transaction or as a position in a straddle or conversion transaction;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons holding the global bonds through partnerships or other pass-through entities; and

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of a global bond, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of global bonds that are partnerships and partners in those partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of global bonds.

You should consult your own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the global bonds in light of your particular circumstances, as well as the effect of any relevant state, local, non-U.S. or other tax laws.

U.S. Holders

The following discussion applies to you if you are a U.S. Holder. As used herein, a “U.S. Holder” means a beneficial owner of a global bond who or that is:

•	an individual citizen or resident of the United States for U.S. federal tax purposes;

•	a corporation created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons as defined in the Code (each a “U.S. Person”) have the authority to control all substantial decisions of the trust, or that was in existence on August 20, 1996 and that has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

If you are not a U.S. Holder, this discussion does not apply to you and you should refer to “—Non-U.S. Holders” below.

Interest on a Global Bond. Payments or accruals of stated interest on a global bond generally will be taxable to you as ordinary income at the time they are accrued or actually or constructively received, depending on your method of accounting for tax purposes.

You must include any tax withheld from the interest payment as ordinary income even though you do not in fact receive it. You may be entitled to deduct or credit this tax, subject to applicable limits. Interest paid by Panama on a global bond will constitute income from sources outside the United States and, under the foreign tax credit rules, that interest will, depending on your circumstances, be “passive” or “general” category income for purposes of computing the foreign tax credit allowable to you under the U.S. federal income tax laws. You will also be required to include in income as interest any additional amounts paid with respect to withholding tax on the global bonds, including withholding tax on payments of such additional amounts.

Disposition of a Global Bond. You generally will recognize capital gain or loss on the sale, exchange, retirement, redemption or other taxable disposition of a global bond equal to the difference between the amount realized on the sale, exchange, retirement, redemption or other taxable disposition of a global bond (not including any amounts attributable to accrued but unpaid interest) and your tax basis in the global bond. Your amount realized is the sum of cash plus the fair market value of any property received upon the sale, exchange, retirement, redemption or other taxable disposition of a global bond. Your tax basis in a global bond generally will equal its cost to you decreased (but not below zero) by any cash payments of principal, if any, that you have received with respect to the global bonds. Such capital gain or loss will be long-term capital gain or loss if the global bond was held for more than one year, and will be short-term capital gain or loss if you held the global bond for one year or less. Under current law, net capital gains of individuals generally will be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the sale, exchange, retirement, redemption or other taxable disposition of a global bond generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax. If you are a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you are subject to a 3.8% tax on the lesser of (i) your “net investment income” (or, in the case of an estate or trust, the “undistributed net investment income”) for the relevant taxable year and (ii) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income generally includes your interest income and your net gains from the disposition of a global bond, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you should consult your own tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the global bonds.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the holder’s circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. The global bonds may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisors regarding your obligation to file information reports with respect to the global bonds.

Non-U.S. Holders

The following discussion applies to you if you are a beneficial owner of a global bond and are not a U.S. Holder as defined above (“non-U.S. Holder”).

Interest on a Global Bond. Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax, including withholding tax, on payments of interest and any additional amounts on a global bond unless the interest is effectively connected with your conduct of a trade or business within the United States (or, if an income tax treaty applies, the interest is attributable to a permanent establishment or fixed place of business maintained by you within the United States.). In that case, you generally will be subject to U.S. federal income tax in respect of such interest in the same manner as a U.S. Holder, as described above. If you are a corporation you may, in certain circumstances, also be subject to an additional “branch profits tax” in respect of any such effectively connected interest income currently imposed at a 30% rate (or, if attributable to a permanent establishment maintained by you within the United States, a lower rate under an applicable tax treaty).

Disposition of a Global Bond. Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax on any capital gain realized on the sale, exchange, retirement, redemption or other taxable disposition of a global bond unless: (1) the gain is effectively connected with your conduct of a trade or business within the United States (or, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base in the United States.); or (2) you are an individual who is present in the United States for a total of 183 days or more during the taxable year in which the gain is realized, and either: (i) the gain is attributable to an office or fixed place of business maintained by you in the United States; or (ii) you have a “tax home” in the United States.

If you are a non-U.S. Holder described under (1) above, you generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. Holder and, if you are a foreign corporation, you may also be subject to the branch profits tax as described above. If you are a non-U.S. Holder described under (2) above, you generally will be subject to a flat 30% tax on the gain derived from the sale, exchange, retirement, redemption or other taxable disposition of a global bond, which may be offset by certain U.S. capital losses (notwithstanding the fact that you are not considered a U.S. resident for U.S. federal income tax purposes). Any amount attributable to accrued but unpaid interest on a global bond generally will be treated in the same manner as payments of interest, as described above under “—Interest on a Global Bond.”

Backup Withholding and Information Reporting. If you are a non-corporate U.S. Holder, information reporting requirements generally will apply to payments of principal and interest on a global bond if such payments are made within the United States. Such payments will be considered made within the United States if transferred to an account maintained in the United States or mailed to a United States address, and the amount is paid by or through a custodian, nominee or other agent that is a U.S. Controlled Person, as defined below. Backup withholding will apply to such payments if you are a non-corporate U.S. Holder that (i) fails to provide an accurate taxpayer identification number, (ii) in the case of interest payments, fails to certify that you are not subject to backup withholding, or (iii) is notified by the IRS that you have failed to report all interest and dividends required to be shown on your U.S. federal income tax returns.

If you are a non-U.S. Holder, backup withholding and information reporting generally will not apply to payments of principal and interest on a global bond, but you may be required to comply with certification and identification procedures or otherwise establish an exemption. The payment of proceeds of a sale or redemption of a global bond effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules. In addition, the information reporting rules will apply to payments of proceeds of a sale effected at a foreign office of a broker that is a U.S. Controlled Person, unless the broker has documentary evidence that you are not a U.S. Person (and has no actual knowledge or reason to know to the contrary) or you otherwise establish an exemption. The backup withholding rules will apply to such payments if the broker has actual knowledge that you are a U.S. Person.

A “U.S. Controlled Person” is:

•	a U.S. Person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which U.S. Persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a global bond generally will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability as long as the holder provides the required information to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in a terms agreement and related underwriting agreement dated September 15, 2014, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as underwriters have severally agreed to purchase, and Panama has agreed to sell to the underwriters, the principal amount of the global bonds indicated in the following table:

Underwriter	Principal Amount
Citigroup Global Markets Inc.	U.S.$	625,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated		625,000,000
Total	U.S.$	1,250,000,000

Global bonds sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If the global bonds are not all sold at the initial public offering price, the underwriters may change the offering price and the other offering terms.

Government-related entities in Panama may purchase a portion of the global bonds.

The underwriters are offering the global bonds subject to their acceptance of the global bonds from Panama and subject to prior sale. The terms agreement provides that the obligation of the underwriters to pay for and accept delivery of the global bonds is subject to certain conditions. The underwriters are obligated to take and pay for all of the global bonds if any are taken.

Delivery of the global bonds will be made against payment on or about the fifth business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle on T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

In connection with the offering of the global bonds, the underwriters may purchase and sell global bonds in the open market. These transactions may include stabilizing transactions and purchases to cover short positions created by the underwriters, for themselves or a syndicate, if there is a syndicate, in connection with the invitation. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities. Short positions created by the underwriters, for themselves or a syndicate, if there is a syndicate, involve the sale by the underwriters of a greater number of securities than they own or have a right to purchase. These activities may stabilize, maintain or otherwise affect the market prices of the global bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

The global bonds are a new issue of securities with no established trading market. Panama has been advised by the underwriters that they presently intend to make a market in the global bonds. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Panama cannot assure the liquidity of the trading market for the global bonds or that an active public market for the global bonds will develop. If an active public trading market for the global bond does not develop, the market price and liquidity of the global bonds may be adversely affected. If the global bonds are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, Panama’s operating performance and financial condition, general economic conditions and other factors.

The underwriters and their affiliates may have engaged and may in the future continue to engage in transactions with and perform services for Panama, for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business.

The global bonds are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The underwriters have represented and have agreed that they have not offered, sold or delivered and will not offer, sell or deliver any of the global bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other material relating to the global bonds, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and will not impose any obligations on Panama except as set forth in the terms agreement and underwriting agreement.

Panama has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and will contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering global bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the global bonds, and other conditions contained in the terms agreement, such as the receipt by the underwriters of official’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036.

Other Relationships

The Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Panama or its instrumentalities. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Panama or its instrumentalities. Certain of the underwriters or their affiliates that have a lending relationship with Panama routinely hedge their credit exposure to Panama consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in Panama’s securities, including potentially the global bonds offered hereby. Any such short positions could adversely affect future trading prices of the global bonds offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the global bonds in circumstances in which Section 21(1) of the FSMA does not apply to Panama; and

(b)	it has complied and will comply with all applicable provision of the FSMA with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

Republic of Italy

The offering of global bonds has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no global bonds may be offered, sold or delivered, nor copies of the Prospectus or any other document relating to the global bonds may not be distributed in Italy except:

(a)	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(b)	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the global bonds or distribution of copies of this Prospectus or any other document relating to the global bonds in the Republic of Italy must be:

(a)	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

(b)	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

(c)	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

VALIDITY OF THE GLOBAL BONDS

The validity of the global bonds will be passed upon for Panama by Dr. Oscar Ceville, the Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración, and by Arnold & Porter LLP, New York, New York, United States counsel to Panama, and for the underwriters by Sullivan & Cromwell LLP, New York, New York, United States counsel to the Underwriters, and by Arias, Fábrega & Fábrega, Panama counsel to the Underwriters.

As to all matters of Panama law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración, and Sullivan & Cromwell LLP may rely on the opinion of Arias, Fábrega & Fábrega and the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración. As to all matters of United States law, the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración may rely on the opinion of Arnold & Porter LLP, and Arias, Fábrega & Fábrega may rely on the opinion of Sullivan & Cromwell LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

GENERAL INFORMATION

Due Authorization

Panama is authorized to issue the global bonds pursuant to Cabinet Decree No. 18 dated March 25, 2014.

Listing and Luxembourg Listing Agent

Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market. The Luxembourg listing agent is The Bank of New York Mellon (Luxembourg) S.A.

Litigation

Except as described herein and in any documents incorporated herein by reference, neither Panama nor any governmental agency of Panama is involved in any litigation, arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the global bonds and that would materially and adversely affect Panama’s ability to meet its obligations under the global bonds and the fiscal agency agreement with respect to the global bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Panama is aware, threatened.

Documents Relating to the Global Bonds

Copies of the fiscal agency agreement and the form of the global bonds may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the offices of the fiscal agent and the Luxembourg paying agent specified on the inside back cover of this prospectus supplement.

Where You Can Find More Information

Panama has filed its annual report for 2012 on Form 18-K (except for certain exhibits), as amended by Amendment Nos. 1, 2 and 3 thereto on Form 18-K/A, with the SEC electronically. Panama’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov.

Such Form 18-K, together with its exhibits and amendments previously filed with the SEC and filed before the end of the offering of the global bonds, is considered part of and incorporated by reference in this prospectus supplement.

So long as the global bonds are listed on the Official List of the Luxembourg Stock Exchange, copies of the most recent Panamá en Cifras (as or when available), or if Panamá en Cifras ceases to be published, comparable economic information of the Office of the Comptroller General, and any documents incorporated by reference in this prospectus supplement may be obtained in English at the office of the Luxembourg listing agent for the global bonds and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The global bonds will be accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC (CUSIP No. 698299 BD5, ISIN US 698299BD54, Common Code 111287791).

PROSPECTUS

REPUBLIC OF PANAMA

$1,616,017,000

Debt Securities

Warrants

The Republic of Panama (referred to as Panama) or Banco Nacional de Panamá (BNP), acting not in its individual capacity but solely as trustee of Fideicomiso FAP, a trust formed under the laws of Panama which owns the assets of the Fondo de Ahorro de Panamá (FAP), and which is referred to as the Savings Fund Trust (BNP, in such capacity, being referred to as the selling securityholder), may offer up to $1,616,017,000 (or its equivalent in other currencies) aggregate principal amount of debt securities of Panama, with or without warrants or other similar securities to purchase, sell or exchange such debt securities.

Panama or the selling securityholder may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Panama will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Panama or the selling securityholder may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Panama has not authorized anyone to provide you with different or additional information. Panama is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should assume that the information in this prospectus, the prospectus supplement accompanying this prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents.

The date of this prospectus is June 30, 2014.

WHERE YOU CAN FIND MORE INFORMATION

Panama voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Panama, and may be accompanied by exhibits. You may read and copy any document Panama files with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of these documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to http://www.sec.gov, where the SEC maintains an Internet site that contains reports and other information filed by Panama.

The SEC allows Panama to “incorporate by reference” into this prospectus the information Panama files with it. This means that Panama can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Panama incorporates by reference the following documents:

¿	Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012 filed on September 30, 2013 (File No. 333-07558);

¿	Amendment No. 1 filed on Form 18-K/A on March, 26, 2014, to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012;

¿	Amendment No. 2 filed on Form 18-K/A on May 27, 2014, to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012;

¿	Amendment No. 3 filed on Form 18-K/A on June 27, 2014, to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012;

¿	All other amendments to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012 filed prior to the date of this prospectus; and

¿	Any amendment on Form 18-K/A to the 2012 annual report filed after the date of this prospectus and prior to the termination of the offering of the securities.

Panama also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Panama files a document with the SEC that is incorporated by reference, the information in that document automatically updates information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Panama at the following address:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 483-1407

DATA DISSEMINATION

Panama is a participant in the General Data Dissemination System of the International Monetary Fund, or the IMF. Countries that participate in the General Data Dissemination System make a commitment to use it as a framework to develop national systems to produce and disseminate economic, financial and socio-demographic data. Participation in the General Data Dissemination System is voluntary. As a participant, Panama has committed to undertaking to:

¿	designate a country coordinator to act as the main contact with the IMF staff on all issues relating to Panama’s participation in and implementation of the General Data Dissemination System; and
¿	prepare descriptions of Panama’s statistical practices that the IMF will post on its Dissemination Standards Bulletin Board. These descriptions, or “metadata,” are intended to cover Panama’s current statistical production and dissemination practices as well as plans for short- and medium-term improvements and, if applicable, associated technical and other assistance required to implement these plans.

The metadata prepared by participants in the General Data Dissemination System may be found on the IMF’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/dsbbhome. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator,” and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Panama will use the net proceeds from the sale of the securities for the general governmental purposes of Panama, including the refinancing of domestic and external indebtedness of Panama and for other budgetary purposes. Unless otherwise specified in the applicable prospectus supplement, Panama will not receive any proceeds from any sales of debt securities or warrants made by the selling securityholder.

DEBT SECURITIES

Panama may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Panama and the fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to such securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Glossary” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

¿	the specific title or designation of the debt securities;

¿	the principal amount of the debt securities;

¿	the price of the debt securities;

¿	the stated maturity date on which Panama must repay principal;

¿	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

¿	the dates when any interest payments will be made;

¿	the date or dates from which any interest will accrue;

¿	the record dates for any interest payable on an interest payment date;

¿	the circumstances and terms, if any, under which Panama may redeem the debt securities before maturity;

¿	the circumstances and terms, if any, under which the holders of the debt securities may obligate Panama to redeem, repurchase or repay their respective securities pursuant to any sinking fund or analogous provisions or at the option of those holders;

¿	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

¿	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

¿	if any amount payable in respect of the debt securities will be determined based on an index or formula, the method by which such amount will be determined;

¿	if the debt securities will be issued upon the exchange or conversion of other debt securities, the specific terms relating to this exchange or conversion;

¿	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

¿	if the debt securities will be listed, the stock exchange on which they will be listed;

¿	whether the debt securities will be designated “Collective Action Securities” (as described under the heading “Collective Action Securities” below); and

¿	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any U.S. federal or Panamanian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Panama. After the return of these moneys to Panama, the holder of this debt security may thereafter look only to Panama for any payment.

Panama may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Panama and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional and general obligations of Panama. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal, premium, if any, and interest on the debt securities.

The debt securities of each series will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

¿	only in fully registered form;

¿	without interest coupons; and

¿	in denominations of $1,000 and integral multiples of $1,000.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, principal of and interest and premium (if any) on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Unless otherwise specified in the prospectus supplement, Panama undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Lien upon the whole or any part of its assets or revenues to secure any Public External Indebtedness of Panama, unless:

¿	the debt securities of such series are secured equally and ratably with such Public External Indebtedness; or

¿	the debt securities of such series have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by the holders of the debt securities of such series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Panama may create or permit to subsist:

¿	any Lien upon property to secure Public External Indebtedness of Panama incurred for the purpose of financing the acquisition of such property and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

¿	any Lien existing on such property at the time of its acquisition to secure Public External Indebtedness of Panama and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

¿	any Lien in existence on the date of the fiscal agency agreement, including any renewal or extension thereof which secures only the renewal or extension of the original secured financing;

¿	any Lien contemplated as of July 17, 1996 under the agreements (as they may be amended) implementing the Republic of Panama 1995 Financing Plan dated October 4, 1995 sent to the international financial community with the communication dated September 15, 1995 from the Minister of Planning and Economic Policy of Panama and explanatory communications relating thereto and implementing documentation therefor, including any Lien to secure obligations under the collateralized bonds issued thereunder (the “Collateralized Bonds”);

¿	any Lien securing Public External Indebtedness of Panama issued upon surrender for cancellation of the Collateralized Bonds or the principal amount of any indebtedness of Panama outstanding as of the date of the 1995 Financing Plan, in each case, to the extent such Lien is created to secure such Public External Indebtedness on a basis comparable to the Collateralized Bonds and the principal amount of Public External Indebtedness so secured is no greater than the principal amount of Collateralized Bonds or such other indebtedness so cancelled;

¿	any Lien securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project and any renewal or extension of such Lien, provided that:

¯	the holders of such Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of such project as the principal source of repayment of such Public External Indebtedness; and

¯	the property over which such Lien is granted consists solely of such assets and revenues;

¿	any Lien on the properties or revenues of the Development Trust Fund created by Republic of Panama Law No. 20 of May 15, 1995, provided that the equivalent in U.S. dollars of the amount secured by such Liens shall not at any time exceed the amount of all contributions to the Development Trust Fund from:

¯	the net proceeds from the privatization of publicly owned companies or the initial payment for concessions granted to the private sector;

¯	the proceeds from sales conducted of any Interoceanic Region Assets by the Interoceanic Region Authority;

¯	sums bequeathed or donated to the Development Trust Fund by any person other than Panama or any governmental agency or affiliate thereof; and
¯	any earnings on properties or revenues received pursuant to the three bullet points immediately above, and any renewal or extension of any such Lien which is limited to the original properties or revenues covered thereby; and

¿	Liens in addition to those permitted under the bullet points above, and any renewal or extension thereof, provided that the aggregate amount of Public External Indebtedness secured by such additional Liens shall not exceed the equivalent of $25,000,000.

Default

Each of the following events will be an event of default with respect to each series of debt securities:

(a) default by Panama in any payment of principal of any debt securities of such series for 15 calendar days;

(b) default by Panama in any payment of interest on any debt securities of such series for 30 calendar days;

(c) failure of Panama to perform any other obligation under the debt securities of that series, which continues for 60 calendar days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring that such default be remedied;

(d) acceleration of any aggregate principal amount of Public Indebtedness of Panama that exceeds $25,000,000 (or its equivalent in any other currency) by reason of an event of default (however described) arising from Panama’s failure to make any payment of principal or interest thereunder when due;

(e) failure of Panama to make any payment in respect of the Public Indebtedness of Panama in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due, which continues for 30 calendar days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring that such default be remedied;

(f) declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, Public External Indebtedness of Panama which does not expressly exclude the debt securities of that series; or

(g) denial or repudiation by Panama of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If an event of default described in clause (a), (b), (f) or (g) under the heading “Default” above occurs with respect to any series of debt securities, then each registered holder of debt securities of that series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable.

If an event of default described in clause (c), (d) or (e) under the heading “Default” above occurs with respect to any series of debt securities, then the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the principal of and any accrued interest on all the debt securities of that series then outstanding immediately due and payable. Debt securities held directly or indirectly by or on behalf of Panama or any political subdivision or instrumentality thereof shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Panama and the fiscal agent at its New York office at a time when the event of default is continuing.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Panama or the registered holders of these debt securities.

Panama may at any time purchase debt securities in any manner and for any price. These debt securities purchased by Panama may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General. A meeting of holders of debt securities of any series may be called at any time:

¿	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

¿	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Panama may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting would be held at the time and place determined by Panama. If an event of default occurs and Panama or the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding” debt securities do not include:

¿	debt securities cancelled by or delivered for cancellation to the fiscal agent;

¿	debt securities held for reissuance but not reissued by the fiscal agent;

¿	debt securities called for redemption;

¿	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for; or

¿	debt securities of a series that have been substituted with another series of debt securities.

Notice.  The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 10 and 60 days before the meeting date.

Voting; Quorum.  A person who holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting prior to the adjournment of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at an adjourned meeting, this adjourned meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters (other than those matters identified below that require the consent of all holders of the debt securities of a series) shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting.

Regulations.  The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

¿	the proof of the holding of debt securities of a series;

¿	the appointment of proxies in respect of holders of registered debt securities of a series;

¿	the record date for determining the registered owners of registered debt securities of a series;

¿	the adjournment and chairmanship of such meeting;

¿	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and
¿	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman.  The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Panama or the holders of the debt securities of a series called the meeting, however, then Panama or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record.  A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Panama and another to the fiscal agent to be preserved by the fiscal agent.

Amendments. (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Amendments and Waivers” below for a description of the corresponding terms of Collective Action Securities).  Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

¿	the affirmative vote, in person or by proxy, of the holders of at least

66 2/3% of the aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

¿	the written consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i) Panama and the fiscal agent may modify, amend or supplement the terms of the debt securities of a series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of a series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of such series to be made, given or taken by holders of debt securities of such series.

The following actions may only be taken with the written consent or affirmative vote of the holder of each debt security of an affected series:

¿	changing the due date for the payment of the principal of, any installment of interest on, or premium (if any) on the debt securities of such series;

¿	reducing the principal amount of the debt securities of such series;

¿	reducing the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of such series;

¿	reducing the interest rate on the debt securities of such series;
¿	reducing the premium, if any, payable upon the redemption of any debt securities of such series;

¿	changing the currency in which any amount in respect of the debt securities of that series is payable;

¿	changing the required places at which any amount in respect of the debt securities of that series is payable;

¿	shortening the period during which Panama is not permitted to redeem the debt securities of that series;

¿	permitting Panama to redeem the debt securities of the affected series, if Panama is not otherwise permitted to redeem the debt securities of that series;

¿	reducing the proportion of the principal amount of the debt securities of that series that is required:

¯	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

¯	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

¿	changing the obligation of Panama to pay additional amounts under the debt securities of that series.

Panama and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

¿	adding to the covenants of Panama;

¿	surrendering any right or power conferred upon Panama;

¿	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

¿	correcting any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

¿	amending the fiscal agency agreement or the debt securities of that series in any manner that Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court renders a judgment in respect of amounts due to a holder of a debt security permitting Panama to pay such amounts in a currency (“judgment currency”) other than the currency in which the debt security was required to be paid by its terms (“debt security currency”), Panama and such holder are deemed to have agreed, to the fullest extent permitted under applicable law, that:

¿	the rate of exchange for determining the amount of such judgment shall be based on the rate at which such holder, using normal banking procedures,

could purchase the debt security currency with the judgment currency in the relevant principal financial center for the debt security currency, two business days preceding the date of such judgment; and

¿	if on the business day following the holder’s receipt of such payment in the judgment currency, such holder is not able, in accordance with normal banking procedures, to purchase with the judgment currency at least the amount of debt security currency that was due to such holder under the original terms of the debt security, Panama will indemnify such holder for the shortfall; if such holder is able to purchase with such judgment currency an amount of debt security currency greater than that to which such holder would have been entitled, and if all of Panama’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit any excess to Panama.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities of any series by Panama will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by Panama or any other jurisdiction from which or through which payment is made to holders of debt securities in respect of the debt securities, or any political subdivision or authority of or in Panama or such other jurisdiction, having power to tax (together, “Taxes”), unless such withholding or deduction is required by law. In that event, Panama shall pay such additional amounts as will result in receipt by the holders of debt securities of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any debt security of any series:

(a) to a holder where such holder is liable to pay such Taxes in respect of any debt security of such series by reason of such holder’s having some connection with Panama other than the mere holding of such debt security of such series or the receipt of principal and interest in respect thereof;

(b) to a holder who is liable for such Taxes by reason of such holder’s failure to comply with any reasonable certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Panama, or any political subdivision or taxing authority of or in Panama, of such holder or the holder of any interest in such debt security of such series or rights in respect thereof, if compliance is required by Panama, or any political subdivision or taxing authority of or in Panama, as a precondition to exemption from such deduction or withholding; provided, however, that the limitations on Panama’s obligations to pay additional amounts shall not apply if such certification, identification, or other reporting requirements would be materially more onerous, in form, in procedure, or in substance of information disclosed by the relevant holders or beneficial owners than comparable information or other reporting requirements imposed by United States tax law, regulation or administrative practice; or

(c) to a holder who is liable for such Taxes by reason of the failure of such holder to present such holder’s debt security for payment (where such presentation is required) within 30 calendar days after the date on which such payment thereof became due and payable or is duly provided for and notice thereof is given to the holder, whichever occurs later, except to the extent that such holder would have been entitled to additional amounts in respect of such Taxes on presenting such debt security for payment on any date within such 30 calendar days.

Any reference in this prospectus to “principal” and/or “interest” shall be deemed to include any additional amounts that may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name.  The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

¿	the depositary notifies Panama that it is unwilling, unable or no longer qualified to continue to act as depositary and Panama does not appoint a successor depositary within 90 days;

¿	at any time Panama decides it no longer wishes to have all or part of the debt securities represented by a global security; or

¿	an event of default has occurred and is continuing with respect to the series of debt securities represented by the global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. Unless otherwise specified in the prospectus supplement, these certificated (physical) debt securities will be issued:

¿	only in fully registered form;

¿	without interest coupons; and

¿	in denominations of $1,000 and integral multiples of $1,000.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

¿	you cannot have debt securities registered in your name for so long as they are represented by the global security;
¿	you cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

¿	you will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

¿	you cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

¿	all payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security.  Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons who hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or any premium or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Panama has no responsibility or liability for the records of the depositary or its participants relating to the ownership of beneficial interests in the global security. Also, Panama is not responsible for maintaining, supervising or reviewing those records or payments. Panama has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

COLLECTIVE ACTION SECURITIES

Panama may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

¿	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

¿	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

¿	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

¿	reduce the principal amount of the debt securities of that series;

¿	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;
¿	reduce the interest rate or the premium payable upon early redemption of the debt securities of that series;

¿	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

¿	permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Panama is not permitted to redeem the debt securities of that series;

¿	change Panama’s obligation to pay any additional amounts under the debt securities of that series;

¿	change the definition of “outstanding” with respect to the debt securities of that series;

¿	change the governing law provision of the debt securities of that series;

¿	change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

¿	change the status of the debt securities of that series, as described under the heading “Debt Securities — Status of the Debt Securities” above;

¿	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

¿	reduce the proportion of the principal amount of the debt securities of that series that is required:

¯	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

¯	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Panama refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

¿	adding to the covenants of Panama;

¿	surrendering any right or power conferred upon Panama;

¿	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;
¿	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

¿	amending the fiscal agency agreement or the debt securities of that series in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Except as specifically set forth in this prospectus, the other terms set forth under “Debt Securities – Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

WARRANTS

Panama may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Panama to repurchase or exchange debt securities. If Panama issues any warrants, each issue of warrants will be issued under a warrant agreement between Panama and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

¿	the terms listed under the heading “Debt Securities” above as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

¿	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

¿	the amount and type of debt securities that you may obligate Panama to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

¿	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

¿	the dates on which your right to exercise your warrants or other securities begins and expires;

¿	the conditions, if any, under which Panama may cancel or terminate your warrants or other securities;

¿	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

¿

whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

¿	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

¿	any other terms of such warrants or other securities.

GOVERNING LAW

The fiscal agency agreement, any warrant agreement, the debt securities and any warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts of laws principles that would require the application of the laws of a jurisdiction other than the State of New York; provided, however, that the laws of Panama will govern all matters concerning authorization and execution of all agreements and securities by Panama.

JURISDICTION AND ENFORCEMENT

Panama is a foreign sovereign state. Consequently, your ability to sue Panama may be limited. Panama will irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court in New York City in any related proceeding (i.e., any suit, action or proceeding arising out of or relating to the debt securities or the warrants or other similar securities) and Panama will irrevocably agree that all claims in respect of any related proceeding may be heard and determined in such New York State or federal court.

Panama will appoint and will agree to maintain the person acting as or discharging the function of Consul General of the Republic of Panama in New York City as its process agent to receive, on behalf of Panama and its property, service of copies of the summons and complaint and any other process which may be served in any related proceedings. The address of the office of the process agent is:

1212 Avenue of the Americas

20th Floor

New York, New York 10036

Panama will irrevocably waive, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any related proceeding and any objection to any related proceeding on the grounds of venue, residence or domicile.

To the extent that Panama has or may acquire any immunity from jurisdiction of the courts or from any legal process in the courts, Panama will irrevocably agree not to claim and will irrevocably waive any immunity in respect of any related proceeding. Panama will agree that these waivers shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States.

Notwithstanding the foregoing, the execution on or attachment of revenues, assets and property of Panama located in Panama through the Panamanian courts, both prior to and post-judgment, shall be subject to the provisions of Articles 1047, 1048, 1650 (#14) and 1939 of the Judicial Code of the Republic of Panama. Under articles 1047 and 1048, the State will be notified through the Ministry of Economy and Finance of a money judgment against it, for its payment. If within a year the judgment has not been satisfied, the court will request, through the President of the Supreme Court, that the President of the Republic make the necessary arrangements to comply with the judgment. If three years have elapsed since the date of the judgment without payment, at the request of the judgment creditor and during the next month following such request, the court will order BNP to transfer to the court’s account the amount owed to the judgment creditor. Pursuant to article 1650 the assets of the State cannot be attached. Finally, among the protections afforded to the State in civil proceedings, the State cannot be required to pay court costs and attorneys’ fees and also cannot be subject to prejudgment measures, except regarding evidentiary matters.

Moreover, Panama has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws. In the absence of a waiver of immunity by Panama with respect to these actions, it would not be possible to obtain a judgment in such an action brought against Panama in a court in the United States unless the court were to determine that Panama is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in Panama a judgment based on such a United States judgment. Execution upon property of Panama located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

PLAN OF DISTRIBUTION

Panama or the selling securityholder may sell any combination of the debt securities and/or warrants or other similar securities in any of the following ways:

¿	through underwriters or dealers;

¿	directly by Panama or the selling securityholder to one or more purchasers through a specific bidding or auction process or otherwise;

¿	through agents;

¿	through a combination of any such methods of sale; or

¿	through any other methods described in a prospectus supplement.

In addition, the manner in which Panama may sell some or all of the debt securities and/or warrants covered by this prospectus and the manner in which the selling securityholder may sell its debt securities and/or warrants, include through:

¿	a block trade in which a broker-dealer will attempt to sell as agent but may position or resell a portion of the block as principal in order to facilitate the transaction;

¿	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

¿	ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

¿	privately negotiated transactions.

In addition, the selling securityholder also may sell its debt securities and/or warrants in accordance with Rule 144 or other exemptions available under the United States Securities Act of 1933, rather than under this prospectus.

Each prospectus supplement will set forth:

¿	the name or names of any underwriters or agents;

¿	the purchase price of the securities of that series;

¿	the net proceeds to Panama from the sale of the securities;

¿	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

¿	any initial public offering price;

¿	any discounts or concessions allowed or reallowed or paid to dealers; and

¿	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

If underwriters are used in the sale of securities, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Panama or the selling securityholder may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Panama or the selling securityholder may also sell securities of any series directly to the public or through agents designated by Panama or the selling securityholder from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

FINRA guidelines prescribe the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement.

Panama or the selling securityholder may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Panama under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Panama may offer the securities of any series to present holders of other securities of Panama as consideration for the purchase or exchange by Panama of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Panama or the selling securityholder may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Panama or the selling securityholder in the ordinary course of business.

SELLING SECURITYHOLDER

The Savings Fund Trust is a trust formed under the laws of the Republic of Panama, and was created pursuant to Law No. 38 of June 5, 2012 (as published in the Official Gazette on June 6, 2012), as amended, and

Executive Decree 1068 of September 6, 2012, to establish a long-term saving mechanism for the country in order to provide a stabilization mechanism in emergency circumstances and in the event of an economic slowdown and to reduce the need to finance such events with debt instruments. The Ministry of Economy and Finance acts as settlor for the Savings Fund and Banco Nacional de Panamá acts as its trustee.

Beginning on January 1, 2015, the selling securityholder may acquire debt securities of the Republic of Panama in the secondary market.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Panama by the Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración and by Arnold & Porter LLP, United States counsel to Panama, and for the underwriters, if any, by United States counsel and Panamanian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Panamanian law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración. As to all matters of United States law, the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración may rely on the opinion of Arnold & Porter LLP. Certain statements with respect to matters of Panamanian law in this prospectus have been passed upon by the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración, and are made upon the authority of such person.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

AUTHORIZED REPRESENTATIVE

The authorized representative of Panama in the United States of America is the Ambassador of Panama to the United States of America, whose address is:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

GLOSSARY

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Indebtedness” means any payment obligations (whether pursuant to a guarantee or otherwise), including any contingent liability, for borrowed money or arising from bonds, debentures, notes or similar instruments.

“Interoceanic Region Assets” means real property and properties reverting to Panama pursuant to the Panama Canal Treaty between Panama and the United States, dated September 7, 1977.

“Lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from revenues or the proceeds of any asset of any kind whether in effect on the date the fiscal agency agreement becomes effective or at any time thereafter.

“Public External Indebtedness” means any Public Indebtedness which is not issued pursuant to agreements or evidenced by instruments that submit the resolution of all disputes arising thereunder to the exclusive jurisdiction of the courts of Panama.

“Public Indebtedness” means any Indebtedness of, or guaranteed by, Panama which:

¿	is publicly offered or privately placed in securities markets;

¿	is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof;

¿	is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

¿	has an original maturity of more than one year or is combined with a commitment so that the original maturity of one year or less may be extended at the option of Panama to a period in excess of one year.

THE ISSUER

The Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Panama, Republic of Panama

+ 507 507 7000

FISCAL AGENT, PAYING AGENT AND TRANSFER AGENT	LUXEMBOURG PAYING AGENT AND TRANSFER AGENT

The Bank of New York Mellon 101 Barclay Street, 4th Floor East New York, New York 10286 United States	The Bank of New York Mellon (Luxembourg) S.A. Vertigo Building-Polaris 2-4 rue Eugène Ruppert L-2453 Luxembourg Luxembourg

LEGAL ADVISORS

To Panama, as to U.S. law:	To the Underwriters, as to U.S. law:
Arnold & Porter LLP	Sullivan & Cromwell LLP
399 Park Avenue New York, New York 10022 United States	125 Broad Street New York, New York 10004 United States

To Panama, as to Panamanian law:	To the Underwriters, as to Panamanian law:
Dr. Oscar Ceville Procurador de la Administración Apartado Postal 10288 Panama 4, Republic of Panama	Arias, Fábrega & Fábrega Edificio Plaza 2000 Calle 50, Apartado 0816-01098 Panama, Republic of Panama

LUXEMBOURG LISTING AGENT

The Bank of New York Mellon (Luxembourg) S.A. Vertigo Building-Polaris 2-4 rue Eugène Ruppert L-2453 Luxembourg Luxembourg